

# OAK HILL FINANCIAL, INC.






## Meeting the Challenge. Building the Future.

RECD S.E.C.
MAR 2 9 2005
1086

PROCESSED
MAR 2 5 2005
THOMSON
FINANCIAL

2004 Annual Report




## ABOUT OAK HILL FINANCIAL, INC.

Oak Hill Financial, Inc. is a financial holding company incorporated under the laws of the State of Ohio and regulated by the Board of Governors of the Federal Reserve System. We operate three subsidiaries: Oak Hill Banks, Oak Hill Financial Insurance Agency, Inc., and Oak Hill Title Agency. In turn, Oak Hill Banks has one subsidiary, Oak Hill Banks Community Development Corp.

Oak Hill Banks is a state-chartered commercial bank regulated by the State of Ohio and insured by the Federal Deposit Insurance Corporation (FDIC) that provides depository, lending, and other financial services to individuals and businesses. The bank operates 30 full-service banking offices and four bank loan production offices in 15 counties across Southern and Central Ohio.

Oak Hill Financial Insurance Agency specializes in group health insurance and other employee benefits and services over 350 group plans throughout the same region. Oak Hill Title Agency is a limited liability company that provides title services for commercial and residential real estate transactions. Oak Hill Banks Community Development Corp. provides special financing and financial counseling targeted to stimulating economic and community development and job creation in 12 low-income counties in Southern Ohio.

With a balanced combination of "high-touch" customer service, local management, strong operating controls, and controlled geographic expansion, Oak Hill Financial has grown into one of Ohio's premier independent financial services organizations.



# Oak Hill Financial, Inc.

| ($000's omitted, except per share data) | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **At Year End** | | | | | |
| Assets | **$1,083,040** | $938,281 | $833,629 | $778,332 | $694,905 |
| Loans | **$ 912,538** | $811,021 | $701,944 | $646,081 | $599,086 |
| Deposits | **$ 862,096** | $717,821 | $663,813 | $612,204 | $562,414 |
| Stockholders' equity | **$ 85,083** | $ 79,928 | $ 66,881 | $ 56,349 | $ 50,224 |
| **For the Year** | | | | | |
| Net income from operations* | **$ 13,096** | $ 12,046 | $ 10,502 | $ 8,299 | $ 6,710 |
| Net interest margin (%) | **4.05** | 4.19 | 4.18 | 4.17 | 4.06 |
| Net charge-offs to average loans (%) | **0.26** | 0.22 | 0.28 | 0.23 | 0.22 |
| Efficiency ratio (%)* | **54.12** | 53.53 | 54.76 | 57.17 | 59.28 |
| **Per Share** | | | | | |
| Cash dividends declared | **$ 0.62** | $ 0.54 | $ 0.49 | $ 0.45 | $ 0.41 |
| Stockholders' equity | **$ 15.30** | $ 14.34 | $ 12.46 | $ 10.70 | $ 9.51 |

# Performance




*Excludes non-operating gains and charges.

# To Our Fellow Shareholders

On behalf of the employees and directors of Oak Hill Financial, Inc., we are pleased to present our Annual Report to Shareholders for the year 2004.

The theme of our report this year is "Meeting the Challenge. Building the Future," which is entirely appropriate since 2004 was both a year of transition brought on by market and regulatory changes and a year of planning to create new opportunities to build shareholder value.

**Meeting the Challenge**

Among the challenges of 2004, none was greater than the loss of mortgage banking income following the end of the refinancing boom. In 2002 and 2003, we had aggressively taken advantage of the bull market in mortgage lending, with great benefit to our bottom line. With the boom over, our income from mortgage originations declined more than 70% in 2004. However, we were able to offset this decrease with strong increases in net interest income and revenues from SBA lending, insurance commissions, loan servicing, and new fee-based services.

Changing market conditions led us to the difficult decision in 2004 to close our Action Finance Company subsidiary and sell its $9.2 million loan portfolio. We no longer saw a cost-effective path for growth at Action Finance, and its closing frees valuable corporate resources to be directed toward our bank and insurance subsidiaries.

Like all banking companies, we also faced an increasingly complex regulatory environment, including the customer identification requirements mandated under the Bank Secrecy Act. Our employees are meeting these tasks head-on, and we continue to enhance our regulatory compliance program.

Even with these challenges, operating earnings increased almost 9% in 2004 and total assets, including our acquisition of Ripley National Bank, were up over 15%. The market looked favorably on our performance as our shareholders were rewarded with a total return including dividends of over 30% in 2004.

**Building the Future**

We believe that our actions in 2004 provide the building blocks for the future performance of Oak Hill Financial. On October 9, we completed the acquisition of Ripley National Bank, which brought us $56 million in assets and two banking offices in Brown County, Ohio. A mere three months passed from the signing of the definitive agreement to the full and successful integration of Ripley National's systems and processes, a whirlwind pace for which our merger and conversion teams and their new colleagues from Ripley National Bank deserve our strongest commendation.



*John D. Kidd*






*R.E. Coffman, Jr.*

On October 12, we announced the signing of a definitive agreement to acquire Lawrence Financial Holdings, Inc. of Ironton, Ohio. With $120 million in assets and banking offices in markets contiguous to our existing locations, Lawrence Financial is an excellent strategic fit for Oak Hill Financial. We anticipate that the merger will be completed in April. Both the Ripley National and Lawrence Financial transactions are expected to be accretive to earnings per share, particularly in 2006 and beyond, and both fill key areas in our Southern Ohio footprint.

We are also laying the groundwork for future growth through de novo branching. In 2004, we opened banking offices in the Ohio communities of Chillicothe, Centerville, and Grove City. The Chillicothe branch was our third in that Southern Ohio community, while the Centerville and Grove City offices represent expansion into fast-growing suburban areas of Dayton and Columbus. For 2005, we are planning up to four de novo branches, with the first two to be located in Circleville and Mt. Orab, both growing exurban communities in proximity to Columbus and Cincinnati, respectively.

**A Landmark Year**

Oak Hill Financial reached a significant milestone in 2004 when our total assets crossed the $1 billion threshold in late August. We are especially proud of this achievement as we note that the company first hit $200 million only nine years earlier.

We also believe that passing the $1 billion mark is symbolic of the tremendous potential that still exists for Oak Hill Financial. While we hold firmly to the principles of community banking, we realize that we are no longer a small bank. We have moved to the next level, yet we remain confident that we have the resources and the people to compete successfully, and we are excited about the opportunities that await us in 2005 and beyond.

We again express our deepest appreciation to the nearly 400 dedicated women and men who devote their working lives to Oak Hill Financial. They are the people who are meeting the challenge. They are the people who are building our future.

Thank you for your investment in Oak Hill Financial, Inc.

John D. Kidd
*Chairman*

R. E. Coffman, Jr.
*President & CEO*

# Meeting the Challenge

We expected a drop in revenues from mortgage originations following the end of the refinancing boom in late 2003. The decrease in mortgage revenues from 2003 to 2004 ultimately totaled over $2.5 million, which represents nearly 23% of our total non-interest income in 2003. Yet, we were able to increase operating revenues in 2004 through continued growth in net interest income and aggressive pursuit of SBA lending opportunities and other sources of non-interest income.







*Excludes non-operating gains.







In 2004, Oak Hill Banks Community Development Corp. (OHBCDC), a subsidiary of our Oak Hill Banks affiliate, was selected by the Treasury Department to receive a New Markets Tax Credit (NMTC) allocation. The NMTC program provides tax credits to investors who make qualified equity investments in community development entities, which in turn are required to invest the proceeds in low-income communities.

Oak Hill Banks will make qualified equity investments totaling $20 million in OHBCDC. In return, the bank will earn tax credits equal to 39% of each qualified equity investment over a seven-year period. Of the 271 entities nationwide who applied for the NMTC program for 2004, only 62 organizations made it through the competitive application process. Oak Hill was one of four Ohio companies—and the only Ohio bank—to receive the award in 2004.

OHBCDC is utilizing its NMTC allocation to provide loans and financial counseling to businesses located in 12 Appalachian counties in rural Southern Ohio. The NMTC allocation will allow OHBCDC to provide short-term and long-term loans to a variety of businesses with non-conventional, non-conforming terms and conditions, including reduced fees, extended repayment terms, and below-market interest rates.

We are committed to promoting economic development in the communities we serve. The New Markets Tax Credit program has significantly enhanced our ability to do so. This is a "win-win" opportunity for Oak Hill Financial and the Southern Ohio region.





To drive our future growth, we will continue to pursue acquisition opportunities within and contiguous to our Southern Ohio footprint, in combination with controlled branch expansion in new and existing markets and an aggressive business development program.

Oak Hill Banks has expanded its market area substantially over the past decade, as we more than tripled the size of our branch network between 1994 and 2004. During that time, we opened 13 new full-service banking offices and added another eight branches through acquisitions to reach our current total of 30. Yet, until 2004, we had built only one of those new branches from the ground up. The others are a mix of leased offices and conversions of existing buildings that had formerly housed a variety of occupants, including a day care center, a social services agency, and a church.

That changed in 2004 as we designed and built two new branch facilities. With an eye to both functionality and friendliness, our goal was to create a warm, inviting space consistent with our community banking philosophy. These new offices—in Grove City (pictured here) and Chillicothe—will serve as the prototypes for new Oak Hill Banks branches going forward. Still, we didn't break from our pattern entirely—the bank's new Centerville office, also opened in 2004, went into an existing structure. In this case, however, the building's former use was as a bank branch.




# Building the Future

With one acquisition completed, another in process, and three de novo branches opened, we have to consider 2004 a very successful year in terms of expansion. Throughout our history as a public company, we have followed this guiding principle: long-term earnings growth is driven by balance sheet growth. In turn, balance sheet growth is driven in large measure by expansion, either through acquisition or by opening new branches.





# Selected Consolidated Financial Information

| | At or For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | 2001 | 2000 |
| SUMMARY OF FINANCIAL CONDITION(1)(2) | | | | | |
| Total assets | **$1,083,040** | $938,281 | $833,629 | $778,332 | $694,905 |
| Interest-bearing deposits and federal funds sold | **2,705** | 1,285 | 5,699 | 11,929 | 442 |
| Investment securities | **92,023** | 79,545 | 83,789 | 78,981 | 61,427 |
| Loans receivable—net(3) | **912,538** | 811,021 | 701,944 | 646,081 | 599,086 |
| Deposits | **862,096** | 717,821 | 663,813 | 612,204 | 562,414 |
| Federal Home Loan Bank (FHLB) advances and other borrowings | **131,660** | 135,352 | 99,358 | 104,860 | 77,595 |
| Stockholders' equity | **85,043** | 79,928 | 66,881 | 56,349 | 50,224 |
| SUMMARY OF OPERATIONS(1)(2) | | | | | |
| Interest income | **$ 59,251** | $ 5,170 | $ 57,222 | $ 59,704 | $ 54,579 |
| Interest expense | **20,838** | 20,468 | 24,724 | 30,777 | 29,505 |
| Net interest income | **38,413** | 34,702 | 32,498 | 28,927 | 25,074 |
| Provision for losses on loans | **3,136** | 3,347 | 2,757 | 2,591 | 2,263 |
| Net interest income after provision for losses on loans | **35,277** | 31,355 | 29,741 | 26,336 | 22,811 |
| Gain on sale of loans | **1,882** | 4,489 | 2,358 | 1,385 | 174 |
| Gain on sale of branch | — | — | 122 | 900 | — |
| Gain (loss) on sale of assets | **(47)** | 333 | 331 | 27 | (328) |
| Insurance commissions | **3,050** | 2,827 | 2,457 | 2,203 | 2,090 |
| Loss on sale of consumer finance loan portfolio and related assets | **(3,585)** | — | — | — | — |
| Other income | **5,370** | 3,889 | 2,845 | 2,676 | 2,498 |
| General, administrative and other expense(4) | **26,944** | 24,049 | 22,663 | 20,672 | 17,734 |
| Earnings before federal income tax | **15,003** | 18,844 | 15,191 | 12,855 | 9,511 |
| Federal income taxes | **4,341** | 6,266 | 4,851 | 4,133 | 3,174 |
| Net earnings | **$ 10,662** | $ 12,578 | $ 10,340 | $ 8,722 | $ 6,337 |
| PER SHARE INFORMATION(5) | | | | | |
| Basic earnings per share | **$ 1.92** | $ 2.29 | $ 1.94 | $ 1.66 | $ 1.17 |
| Book value per share | **$ 15.30** | $ 14.34 | $ 12.46 | $ 10.70 | $ 9.51 |

*Footnote explanations on the following page.*

| | At or For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | 2001 | 2000 |
| OTHER STATISTICAL AND OPERATING DATA | | | | | |
| Return on average assets | **1.07%** | 1.45% | 1.26% | 1.20% | 0.99% |
| Return on average equity | **12.89** | 17.08 | 16.76 | 16.45 | 12.98 |
| Net interest margin (fully-taxable equivalent) | **4.05** | 4.19 | 4.18 | 4.17 | 4.06 |
| Interest rate spread during period | **3.74** | 3.81 | 3.75 | 3.56 | 3.40 |
| General, administrative and other expense to average assets | **2.70** | 2.77 | 2.77 | 2.85 | 2.76 |
| Allowance for loan losses to nonperforming loans | **186.83** | 133.46 | 125.29 | 160.00 | 250.90 |
| Allowance for loan losses to total loans | **1.28** | 1.32 | 1.29 | 1.28 | 1.19 |
| Nonperforming loans to total loans | **0.69** | 0.99 | 1.03 | 0.80 | 0.47 |
| Nonperforming assets to total assets | **0.73** | 0.93 | 0.88 | 0.87 | 0.45 |
| Net charge-offs to average loans | **0.26** | 0.22 | 0.28 | 0.23 | 0.22 |
| Equity to assets at period end | **7.85** | 8.52 | 8.02 | 7.24 | 7.23 |
| Dividend payout ratio | **32.19** | 23.67 | 25.31 | 26.69 | 33.68 |

*(1) Oak Hill Financial, Inc. (the "Company") completed an acquisition of Ripley National Bank on October 9, 2004 for $5.3 million in cash, whereby Oak Hill Banks and Ripley National Bank merged.*

*(2) The Company completed a merger with Innovative Financial Services, Inc. ("IFS") on August 31, 2001. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as MPA Group Insurance Specialists. The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the financial statements as of and for the year ended December 31, 2000 have previously been restated as if the merger had occurred on January 1, 2000.*

*(3) Includes loans held for sale.*

*(4) General, administrative and other expense for 2001 includes $259,000 in pre-tax expenses incurred pursuant to the merger with MPA Group Insurance Specialists. Also includes $160,000 in pre-tax expenses incurred in 2004 pursuant to the acquisition of Ripley National Bank and the pending acquisition of Lawrence Financial Holdings, Inc.*

*(5) Per share information gives retroactive effect in 2000 to the issuance of 172,414 shares in the MPA Group Insurance Specialists transaction.*

## OVERVIEW

Oak Hill Financial, Inc. (the "Company") is a financial holding company, the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), Action Finance Company ("Action") and MPA Group Insurance Specialists ("MPA"). Accordingly, the Company's results of operations are primarily dependent upon its financial service subsidiaries, which are collectively viewed as a single operating segment for financial statement purposes.

During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a plan of reorganization whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the consolidated financial statements use the term "Oak Hill" to describe the preexisting individual banks owned by the Company.

Oak Hill conducts a general commercial banking business that consists of attracting deposits from the general public and using those funds to originate loans for commercial, consumer, and residential purposes. Action was a consumer finance company that originated installment and home equity loans. MPA is an insurance agency specializing in group health insurance and other employee benefits.

Oak Hill's profitability depends primarily on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances. Additionally, and to a lesser extent, profitability is affected by such factors as the level of non-interest income and expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees and income from the sale of loans. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, franchise taxes, and other operating expenses.

On October 9, 2004, the Company acquired Ripley National Bank ("Ripley") for $5.3 million in cash. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets.

On December 31, 2004, the Company sold the consumer loan portfolio of Action. The portfolio, which was comprised of small consumer and second mortgage loans, totaled $8.7 million. Concurrent with the sale, the Company closed its five retail lending offices in Southern Ohio.

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company as of and for the years ended December 31, 2004, 2003 and 2002. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

## FORWARD-LOOKING STATEMENTS

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2004, and the results of operations for the year ended December 31, 2004, as compared to prior periods. In addition to this historical information, the following discussion and other sections of this Annual Report contain forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. Without limiting the foregoing, some of the forward-looking statements include management's establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses, and management's belief that the allowance for loan losses is adequate.

## CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgements in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policies are based upon judgements and assumptions by management that include inherent risks and uncertainties.

*Allowance for Losses on Loans:* The balance in this account is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Company's loan portfolio as of the date of the

consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of the certain items, including:

- Local market areas and national economic developments;
- Levels of and trends in delinquencies and impaired loans;
- Levels of and trends in recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Experience, ability, and depth of lending management and credit administration staff;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Company accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Company to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

*Mortgage Servicing Rights:* Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair

value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management's assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic third-party valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

*Goodwill and Other Intangible Assets:* The Company has recorded goodwill and core deposit intangibles as a result of merger and acquisition activity.

Goodwill represents the excess purchase price paid over the net book value of the assets acquired in a merger or acquisition. Pursuant to SFAS No. 142, "Goodwill and Intangible Assets," goodwill is not amortized, but is tested for impairment at the reporting unit annually and whenever an impairment indicator arises. The evaluation involves assigning assets and liabilities to reporting units and comparing the fair value of each reporting unit to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired. However, if the carrying amount of the reporting unit exceeds the fair value, goodwill is considered impaired. The impairment loss equals the excess of carrying value over fair value.

Core deposit intangibles represent the value of long-term deposit relationships and are amortized over their estimated useful lives. The Company annually evaluates these estimated useful lives. If the Company determines that events or circumstances warrant a change in these estimated useful lives, the Company will adjust the amortization of the core deposit intangibles, which could affect future amortization expense.

## FINANCIAL CONDITION

The Company's total assets amounted to $1.1 billion as of December 31, 2004, an increase of $144.8 million, or 15.4%, over the $938.3 million total at December 31, 2003. The increase was funded primarily through growth in deposits of $144.3 million, an increase of $13.0 million in subordinated debentures and an increase in stockholders' equity of $5.1 million, which were partially offset by a $17.3 million decrease in Federal Home Loan Bank advances and a $400,000 decrease in notes payable.

Cash and due from banks, federal funds sold, and investment securities, including mortgage-backed securities, increased by $24.0 million, or 23.9%, to a total of $124.0 million at December 31, 2004, compared to December 31, 2003. Investment securities increased by $12.5 million, as purchases of $45.7 million and the acquisition of $5.4 million of securities acquired in the Ripley National Bank merger exceeded maturities and repayments of $23.4 million and sales of $13.9 million. Federal funds sold increased by $865,000 during 2004.

Loans receivable totaled $912.5 million at December 31, 2004, an increase of $101.5 million, or 12.5%, over total loans at December 31, 2003. Loan disbursements totaled $464.8 million during 2004, including $39.1 million acquired in the Ripley National Bank merger, which were partially offset by loan sales of $58.3 million and principal repayments of $338.6 million during 2004. Loan disbursements and sales volume decreased by $156.2 million and $118.2 million, respectively, as compared to 2003 volume. Growth in the loan portfolio during 2004 was comprised of a $70.4 million, or 13.7%, increase in commercial and other loans and a $34.9 million, or 14.8%, increase in real estate mortgage loans, which were partially offset by a $3.0 million, or 4.3%, decrease in installment loans. The Company's allowance for loan losses totaled $11.8 million at December 31, 2004, an increase of $1.0 million, or 9.3%, over the total at December 31, 2003. The allowance for loan losses represented 1.28% and 1.32% of the total loan portfolio at December 31, 2004 and 2003, respectively. Net charge-offs totaled $2.3 million and $1.7 million for the years ended December 31, 2004 and 2003, respectively. The Company's allowance represented 186.8% and 133.5% of nonperforming loans, which totaled $6.3 million and $8.1 million at December 31, 2004 and 2003, respectively. At December 31, 2004, nonperforming loans were comprised of $603,000 in installment loans, $2.5 million of loans secured primarily by commercial real estate and $3.2 million of loans secured by one-to-four family residential real estate. In management's opinion, all nonperforming loans were adequately collateralized or reserved for at December 31, 2004.

Deposits totaled $862.1 million at December 31, 2004, an increase of $144.3 million, or 20.1%, over the $717.8 million total at December 31, 2003. The increase resulted primarily from brokered deposits and management's marketing efforts to attract demand deposits. Brokered deposits continued to be an integral part of the Company's overall funding strategy

due to competitive rates and lower operational costs compared with retail deposits. Brokered deposits totaled $140.7 million with a weighted-average cost of 2.71% at December 31, 2004, as compared to the $93.6 million in brokered deposits with a 3.04% weighted-average cost at December 31, 2003. Proceeds from deposit growth were used primarily to fund loan originations.

Advances from the Federal Home Loan Bank totaled $105.6 million at December 31, 2004, a decrease of $17.3 million, or 14.1%, from the December 31, 2003 total. During 2004, management reduced its reliance on advances from the Federal Home Loan Bank in favor of procuring more demand deposit accounts and competitively-priced certificates of deposit. Proceeds from the Federal Home Loan Bank advances were used primarily to fund loan originations during the year.

During 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 2 ("Trust 2"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 2 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 2 to purchase from the Company $5.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 2, and the Company owns all of the common securities of Trust 2. Interest payments on the debt securities are to be made quarterly at an annual fixed rate of interest of 6.24% through October 18, 2009 and at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.40% thereafter. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were contributed to the capital of Oak Hill during the current year.

On October 1, 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 3 ("Trust 3"), issued $8.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 3 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 3 to purchase from the Company $8.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 3, and the Company owns all of the common securities of Trust 3. Interest payments on the debt securities are to be made quarterly at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.30%. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company will be used for merger activity and general corporate purposes.

The Company's stockholders' equity amounted to $85.0 million at December 31, 2004, an increase of $5.1 million, or 6.4%, over the balance at December 31, 2003. The increase resulted primarily from net earnings of $10.7 million and proceeds from options exercised of $2.6 million, which were partially offset by the Company's repurchase of 134,936 outstanding shares of its common stock at a weighted-average price of $32.38 per share totaling $4.4 million, a decrease in the unrealized gain on securities, net of tax, totaling $310,000 and $3.4 million in dividends declared on common stock.

## SUMMARY OF EARNINGS

The table on page 15 shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended December 31, 2004, 2003 and 2002. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, the interest rate spread, and the net interest margin for the same periods.

Changes in net interest income are attributable to either changes in average balances (volume change) or changes in average rates (rate change) for interest-earning assets and interest-bearing liabilities. Volume change is calculated as change in volume times the old rate, while rate change is calculated as change in rate times the old volume. The table that follows indicates the dollar amount of the change attributable to each factor. The rate/volume change, the change in rate times the change in volume, is allocated between the volume change and the rate change at the ratio each component bears to the absolute value of their total.

RATE/VOLUME TABLE

| *(In thousands)* | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2004 vs. 2003** | | | 2003 vs. 2002 | | |
| | **Increase (decrease) due to** | | | Increase (decrease) due to | | |
| | **Volume** | **Rate** | **Total** | Volume | Rate | Total |
| Interest income attributable to:[1] | | | | | | |
| Loans receivable | **$7,554** | **$(3,958)** | **$3,596** | $4,693 | $(5,352) | $ (659) |
| Investment securities | **100** | **468** | **568** | (506) | (796) | (1,302) |
| Federal funds sold | **3** | **5** | **8** | (79) | (33) | (112) |
| Interest-earning deposits with banks | **11** | **(1)** | **10** | 9 | (1) | 8 |
| Total interest income | **$7,668** | **$(3,486)** | **$4,182** | $4,117 | $(6,182) | $(2,065) |
| Interest expense attributable to: | | | | | | |
| Deposits: | | | | | | |
| Savings accounts | **$ 10** | **$ (110)** | **$ (100)** | $ 29 | $ (219) | $ (190) |
| NOW accounts | **101** | **(136)** | **(35)** | (2) | (363) | (365) |
| Money market deposit accounts | **(2)** | **(23)** | **(25)** | 2 | (54) | (52) |
| Premium & select investment accounts | **42** | **113** | **155** | 35 | (472) | (437) |
| Certificates of deposit | **2,235** | **(1,884)** | **351** | 503 | (3,536) | (3,033) |
| Borrowings | **289** | **(265)** | **24** | 711 | (890) | (179) |
| Total interest expense | **$2,675** | **$(2,305)** | **$ 70** | $1,278 | $(5,534) | $(4,256) |
| Increase in net interest income | | | **$3,812** | | | $ 2,191 |

*(1) Presented on a tax-equivalent basis.*

AVERAGE BALANCE AND INTEREST RATES

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | | 2002 | | |
| *(Dollars in thousands)* | **Average Balance** | **Interest Income/ Expense** | **Average Rate** | Average Balance | Interest Income/ Expense | Average Rate | Average Balance | Interest Income/ Expense | Average Rate |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable | **$869,849** | **$55,734** | **6.41%** | $754,519 | $52,138 | 6.91% | $690,544 | $52,797 | 7.65% |
| Investment securities | **90,415** | **4,119** | **4.56** | 84,277 | 3,551 | 4.21 | 92,580 | 4,853 | 5.24 |
| Federal funds sold | **929** | **15** | **1.61** | 699 | 7 | 1.00 | 7,499 | 119 | 1.59 |
| Interest-earning deposits | **2,472** | **28** | **1.13** | 1,508 | 18 | 1.19 | 230 | 10 | 4.35 |
| Total interest-earning assets | **963,665** | **59,896** | **6.22** | 841,003 | 55,714 | 6.62 | 790,853 | 57,779 | 7.31 |
| Noninterest-earning assets | **33,361** | | | 27,003 | | | 27,459 | | |
| Total assets | **$997,026** | | | $868,006 | | | $818,312 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Savings accounts | **$ 52,292** | **195** | **0.37** | $ 47,385 | 295 | 0.62 | $ 43,588 | 485 | 1.11 |
| NOW accounts | **70,990** | **804** | **1.13** | 61,200 | 839 | 1.37 | 62,003 | 1,204 | 1.94 |
| Money market deposit accounts | **7,930** | **31** | **0.39** | 7,993 | 56 | 0.70 | 7,951 | 108 | 1.36 |
| Premium & select investment accounts | **74,364** | **967** | **1.30** | 71,848 | 812 | 1.13 | 69,657 | 1,249 | 1.79 |
| Certificates of deposit | **509,340** | **13,926** | **2.73** | 422,905 | 13,575 | 3.21 | 409,656 | 16,608 | 4.05 |
| Borrowings | **124,514** | **4,915** | **3.95** | 117,328 | 4,891 | 4.17 | 101,818 | 5,070 | 4.98 |
| Total interest-bearing liabilities | **839,430** | **20,838** | **2.48** | 728,659 | 20,468 | 2.81 | 694,673 | 24,724 | 3.56 |
| Noninterest-bearing liabilities | **74,888** | | | 35,706 | | | 61,962 | | |
| Stockholders' equity | **82,708** | | | 73,641 | | | 61,677 | | |
| Total liabilities and stockholders' equity | **$997,026** | | | $868,006 | | | $818,312 | | |
| Net interest income and interest rate spread | | **$39,058** | **3.74%** | | $35,246 | 3.81% | | $33,055 | 3.75% |
| Net interest margin[1] | | | **4.05%** | | | 4.19 | | | 4.18% |
| Average interest-earning assets to average interest-bearing liabilities | | | **114.80%** | | | 115.42% | | | 113.85% |
| Adjustment of interest income to a tax-equivalent basis on tax-exempt: | | | | | | | | | |
| Loans and investment securities | | **$ 645** | | | $ 544 | | | $ 557 | |

*(1) The net interest margin is net interest income divided by average interest-earning assets.*

## COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

**General.** Net earnings for the year ended December 31, 2004 totaled $10.7 million, a $1.9 million, or 15.2%, decrease from 2003 net earnings. The decrease in earnings resulted primarily from a $4.9 million decrease in other income, which was partially offset by a $211,000 decrease in the provision for losses on loans, a $3.7 million increase in net interest income, and a $1.9 million decrease in the provision for federal income taxes.

**Net Interest Income.** Total interest income for the year ended December 31, 2004, amounted to $59.3 million, an increase of $4.1 million, or 7.4%, from the total recorded for 2003. Interest income on loans totaled $55.5 million, an increase of $3.5 million, or 6.8%, from the 2003 period. This increase resulted primarily from a $115.3 million, or 15.3%, increase in the weighted-average ("average") portfolio balance, to a total of $869.8 million in 2004, which was partially offset by a 50 basis point decrease in the average fully-taxable equivalent yield, to 6.41% in 2004 from 6.91% in 2003. Interest income on investment securities and other interest-earning assets increased by $550,000, or 17.4%. The increase resulted primarily from a 31 basis point increase in the average fully-taxable equivalent yield, to 4.44% in 2004, coupled with a $7.3 million, or 8.5%, increase in the average portfolio balance, to a total of $93.8 million in 2004.

Total interest expense amounted to $20.8 million for the year ended December 31, 2004, a decrease of $370,000, or 1.8%, from the total recorded in 2003. Interest expense on deposits increased by $346,000, or 2.2%, to a total of $15.9 million in 2004. The increase resulted primarily from a $103.6 million, or 16.9%, increase in the average portfolio balance, to a total of $714.9 million in 2004, which was partially offset by a 32 basis point decrease in the average cost of deposits, to 2.23% in 2004. Interest expense on borrowings increased by $24,000, or 0.5%, during 2004. This increase was due to a $7.2 million, or 6.1%, increase in average borrowings outstanding, which was partially offset by a 22 basis point decrease in the average cost of borrowings, to 3.95% in 2004. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2004 and 2003.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.7 million, or 10.7%, for the year ended December 31, 2004, as compared to 2003. The interest rate spread decreased by 7 basis points to 3.74% in 2004, compared to 3.81% in 2003. The fully-taxable equivalent net interest margin decreased by 14 basis points from 4.19% in 2003 to 4.05% in 2004.

**Provision for Losses on Loans.** A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $3.1 million provision for losses on loans for the year ended December 31, 2004, a decrease of $211,000, or 6.3%, compared to 2003. The provision for losses on loans in 2004 was predicated upon a decrease of $1.8 million in nonperforming loans from $8.1 million in 2003 to $6.3 million at December 31, 2004, the $102.5 million of growth in the gross loan portfolio and net charge-offs in 2004 of $2.3 million.

Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2004, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

**Other Income.** Other income totaled $6.7 million for the year ended December 31, 2004, a decrease of $4.9 million, or 42.2%, compared to the 2003 amount. This decrease resulted primarily from a $2.6 million, or 58.1%, decrease in gain on sale of loans and a $3.6 million loss on the sale of Action's loan portfolio and related assets, which were partially offset by a $1.5 million, or 38.1%, increase in service fees, charges, and other operating income and a $223,000, or 7.9%, increase in insurance commissions. The decrease in gain on sale of loans resulted from an expected decrease in the volume of loans sold year-to-year, which was partially offset by an increase of

$312,000, or 57.4%, in gains on sales of the guaranteed portions of commercial loans originated under the Small Business Administration's ("SBA") 7(a) program and other commercial loans originated under the SBA 504 loan program. The increase in commissions was due primarily to increased premiums realized on sales of group health insurance. The increase in service charges, fees and other income was due primarily to an increase in overdraft fees totaling $452,000, or 17.7%, over the total recorded in 2003, as a result of a new overdraft protection program implemented in late March 2003, coupled with a $698,000, or 54.3%, decrease in amortization and impairment of mortgage servicing rights.

**General, Administrative and Other Expense.** General, administrative and other expense totaled $26.9 million for the year ended December 31, 2004, an increase of $2.9 million, or 12.0%, over the 2003 total. The increase resulted primarily from a $318,000, or 2.2%, increase in employee compensation and benefits, a $1.1 million, or 16.9%, increase in other operating expenses, an increase of $490,000, or 16.8%, in occupancy and equipment and a $919,000 increase in franchise taxes. The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expenses resulted from a $194,000 increase in ATM costs associated with switching service providers, coupled with an overall increase in ATM locations, a $175,000 increase in professional fees, $160,000 in merger-related expenses in connection with the previously mentioned Ripley merger, an $80,000 increase in credit and collection expense, a $72,000 increase in amortization of intangibles and a $71,000 increase in consulting fees, which are based upon the increase in overdraft fees. The remaining increase of $388,000, or 5.7%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $109,000, or 14.7%, increase in rent expense, a $146,000, or 18.8%, increase in maintenance contracts and a $160,000, or 16.3%, increase in depreciation expense year-to-year. The increases in rent and depreciation expenses are primarily attributable to new office locations. The increase in franchise taxes was attributable to a tax savings for 2003 resulting from the previously mentioned Oak Hill-Towne merger in 2002.

**Federal Income Taxes.** The provision for federal income taxes amounted to $4.3 million for the year ended December 31, 2004, a decrease of $1.9 million, or 30.7%, compared to the $6.3 million recorded in 2003. The decrease resulted primarily from a $3.8 million, or 20.4%, decrease in earnings before taxes, coupled with $500,000 in new markets tax credits pursuant to Oak Hill's $10.0 million qualified equity investments in Oak Hill Banks Community Development Corp. The effective tax rates were 28.9% and 33.3% for the years ended December 31, 2004 and 2003, respectively.

## COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

**General.** Net earnings for the year ended December 31, 2003 totaled $12.6 million, a $2.2 million, or 21.6%, increase over 2002 net earnings. The increase in earnings resulted primarily from a $2.2 million increase in net interest income and a $3.4 million increase in other income, which were partially offset by a $590,000 increase in the provision for losses on loans, a $1.4 million increase in general, administrative and other expense, and a $1.4 million increase in the provision for federal income taxes.

**Net Interest Income.** Total interest income for the year ended December 31, 2003, amounted to $55.2 million, a decrease of $2.1 million, or 3.6%, from the total recorded for 2002. Interest income on loans totaled $52.0 million, a decrease of $651,000, or 1.2%, from the 2002 period. This decrease resulted primarily from a 74 basis point decrease in the average fully-taxable equivalent yield, to 6.91% in 2003 from 7.65% in 2002, which was partially offset by a $64.0 million, or 9.3%, increase in the weighted-average ("average") portfolio balance, to a total of $754.5 million in 2003. Interest income on investment securities and other interest-earning assets decreased by $1.4 million, or 30.7%. The decrease resulted primarily from an 83 basis point decrease in the average fully-taxable equivalent yield, to 4.13% in 2003, coupled with a $13.8 million, or 16.0%, decrease in the average portfolio balance, to a total of $86.5 million in 2003.

Total interest expense amounted to $20.5 million for the year ended December 31, 2003, a decrease of $4.3 million, or 17.2%, from the total recorded in

2002. Interest expense on deposits decreased by $4.1 million, or 20.7%, to a total of $15.6 million in 2003. The decrease resulted primarily from a 77 basis point decrease in the average cost of deposits, to 2.55% in 2003, which was partially offset by an $18.5 million, or 3.1%, increase in the average portfolio balance, to a total of $611.3 million in 2003. Interest expense on borrowings decreased by $179,000, or 3.5%, during 2003. This decrease was due to an 81 basis point decrease in the average cost of borrowings, to 4.17% in 2003, which was partially offset by a $15.5 million, or 15.2%, increase in average borrowings outstanding. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy throughout 2003 and 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.2 million, or 6.8%, for the year ended December 31, 2003, as compared to 2002. The interest rate spread increased by 6 basis points to 3.81% in 2003, compared to 3.75% in 2002. The fully-taxable equivalent net interest margin increased by 1 basis point from 4.18% in 2002 to 4.19% in 2003.

**Provision for Losses on Loans.** A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $3.3 million provision for losses on loans for the year ended December 31, 2003, an increase of $590,000, or 21.4%, compared to 2002. The provision for losses on loans in 2003 was predicated upon the $110.8 million of growth in the gross loan portfolio, net charge-offs in 2003 of $1.7 million and an increase of $823,000 in nonperforming loans from $7.3 million in 2002 to $8.1 million at December 31, 2003.

Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2003, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

**Other Income.** Other income totaled $11.5 million for the year ended December 31, 2003, an increase of $3.4 million, or 42.2%, over the 2002 amount. This increase resulted primarily from a $2.1 million, or 90.4%, increase in gain on sale of loans, a $1.0 million, or 36.7%, increase in service fees, charges, and other operating income, and a $370,000, or 15.1%, increase in insurance commissions, which were partially offset by a $122,000 gain on sale of branches recorded in 2002. The increase in gain on sale of loans resulted from an increase in the volume of loans sold year-to-year. The increase in insurance commissions was due primarily to increased premiums realized on sales of group health insurance. The increase in service fees, charges and other income was due primarily to an increase in overdraft fees totaling $1.3 million over the total recorded in 2002, as a result of a new overdraft protection program implemented in late March 2003.

Although the Company anticipated that non-interest income overall would be less in 2004 compared to 2003, and the gain on sale of one-to-four family residential loans would be substantially lower, management deployed its origination efforts to increase sales of commercial loans originated under the Small Business Administration's ("SBA") 504 loan program and the guaranteed portion of commercial loans originated under the SBA 7(a) program, as well as focusing its efforts to increase deposit account service charges, title insurance, health insurance, and brokerage services.

**General, Administrative and Other Expense.** General, administrative and other expense totaled $24.0 million for the year ended December 31, 2003, an increase of $1.4 million, or 6.1%, over the 2002 total. The increase resulted primarily from a $1.1 million, or 8.2%, increase in employee compensation and benefits, an $843,000, or 14.2%, increase in other operating expenses and an increase of $477,000, or 19.6%, in occupancy and equipment, which were partially offset by a $640,000 decrease in franchise taxes and a $367,000 decrease in merger-related expenses. The

increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from a $259,000 increase in credit and collection expenses associated with increased lending volume and delinquency levels, a $188,000 increase in consulting fees, which are based upon the increase in overdraft fees, an $82,000 increase in expenses related to minority ownership interests in Oak Hill Title, a $26,000 increase in insurance commissions paid and a $43,000 increase in computer and PC software costs. The remaining increase of $245,000, or 4.1%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $153,000, or 26.1%, increase in rent expense, a $110,000, or 26.7%, increase in maintenance contracts and a $189,000, or 23.7%, increase in depreciation expense year-to-year. The increases in rent and depreciation expenses are primarily attributable to new office locations. The decrease in franchise taxes was attributable to a tax savings for 2003 resulting from the Oak Hill-Towne merger in 2002. The decrease in merger-related expenses was due to the absence of $367,000 in costs incurred in connection with the Oak Hill-Towne merger.

**Federal Income Taxes.** The provision for federal income taxes amounted to $6.3 million for the year ended December 31, 2003, an increase of $1.4 million, or 29.2%, over the $4.9 million recorded in 2002. The increase resulted primarily from a $3.7 million, or 24.0%, increase in earnings before taxes and the increase in tax rates attendant to the Company's level of pre-tax income. The effective tax rates were 33.3% and 31.9% for the years ended December 31, 2003 and 2002, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments, and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits, borrowings and principal and interest payments on loans. The Company uses funds from deposit inflows, proceeds from borrowings and principal and interest payments on loans primarily to originate loans, and to purchase short-term investment securities and interest-bearing deposits.

At December 31, 2004, the Company had $239.2 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed with Oak Hill at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed with Oak Hill at market rates of interest without a material adverse effect on the results of operations.

In the event that certificates of deposit cannot be renewed at prevalent market rates, the Company can obtain up to $274.2 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB). Also, as an operational philosophy, the Company seeks to obtain advances to help with asset/liability management and liquidity. At December 31, 2004, the Company had $105.6 million of outstanding FHLB advances.

The Company engages in off-balance sheet credit-related activities that could require the Company to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Company. However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Company's customers. At December 31, 2004, the Company had total off-balance sheet contractual commitments consisting of $21.7 million in loan commitments, or loans committed but not closed, $139.9 million in unused lines of credit and letters of credit totaling $15.2 million. Funding for these amounts is expected to be provided by the sources described above. Management believes the Company has adequate resources to meet its normal funding requirements.

The table below details the amount of loan commitments, unused lines of credit and letters of credit outstanding at December 31, 2004, by expiration period:

| *(In thousands)* | One year or less | Two to three years | After three years | Total |
|---|---|---|---|---|
| Loan commitments | $21,732 | $ — | $ — | $ 21,732 |
| Unused lines of credit | 70,447 | 21,435 | 48,032 | 139,914 |
| Letters of credit | 925 | 4,310 | 10,000 | 15,235 |
| | $93,104 | $25,745 | $58,032 | $176,881 |

The table below details the amount of contractual obligations outstanding at December 31, 2004, by expiration period:

| *(In thousands)* | One year or less | Two to three years | After three years | Total |
|---|---|---|---|---|
| Advances from the Federal Home Loan Bank | $43,426 | $ 7,902 | $54,273 | $105,601 |
| Guaranteed preferred beneficial interests in the Corporation's junior subordinated debentures | — | — | 18,000 | 18,000 |
| Lease obligations | 614 | 953 | 1,471 | 3,038 |
| | $44,040 | $ 8,855 | $73,744 | $126,639 |

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2004, in relation to criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO criteria). Management's assessment reflects exceptions to the operating effectiveness of the system of internal controls in the lending function, principally related to loan approvals, none of which gave rise to adjustments to the Company's audited financial statements.

Grant Thornton LLP, independent registered public accounting firm, has audited management's assessment included in Management's Assessment of Internal Control Over Financial Reporting as of December 31, 2004, based on COSO criteria. See Item 9A of the Company's annual report on Form 10-K for management's assessment and Grant Thornton's attestation reports on internal controls over financial reporting. The annual report on Form 10-K is available without charge at www.sec.gov or by written request to Oak Hill Financial, Inc., Attention: David G. Ratz, Executive Vice President, 14621 S.R. 93, Jackson, Ohio 45640.



Consolidated Financial Statements

# Table of Contents


| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | 22 |
| Consolidated Statements of Financial Condition | 23 |
| Consolidated Statements of Earnings | 24 |
| Consolidated Statements of Stockholders' Equity | 25 |
| Consolidated Statements of Comprehensive Income | 25 |
| Consolidated Statements of Cash Flows | 26 |
| Notes to Consolidated Financial Statements | 28 |

# Report of Independent Registered Public Accounting Firm

Accountants and Business Advisors



Board of Directors
Oak Hill Financial, Inc.

We have audited the accompanying consolidated statements of financial condition of Oak Hill Financial, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oak Hill Financial, Inc. as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



Cincinnati, Ohio
March 17, 2005

Suite 900
625 Eden Park Drive
Cincinnati OH 45202-4181
T 513.762-5000
F 513.241.6125
W 513.241.6125

**Grant Thornton LLP**
**US Member of Grant Thornton International**

# Consolidated Statements of Financial Condition

| *(In thousands, except share data)* | December 31, 2004 | 2003 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | **$ 31,009** | $ 20,390 |
| Federal funds sold | **988** | 123 |
| Investment securities designated as available for sale—at market | **88,383** | 75,886 |
| Investment securities held to maturity—at cost (approximate market value of $3,853 and $3,583 at December 31, 2004 and 2003, respectively) | **3,640** | 3,659 |
| Loans receivable—net | **912,282** | 810,827 |
| Loans held for sale—at lower of cost or market | **256** | 194 |
| Office premises and equipment—net | **15,489** | 12,192 |
| Federal Home Loan Bank stock—at cost | **6,590** | 5,998 |
| Real estate acquired through foreclosure | **1,614** | 585 |
| Accrued interest receivable on loans | **3,407** | 2,942 |
| Accrued interest receivable on investment securities | **527** | 495 |
| Goodwill—net | **1,674** | 413 |
| Core deposit intangible | **1,270** | — |
| Bank owned life insurance | **10,118** | — |
| Prepaid expenses and other assets | **2,505** | 2,474 |
| Prepaid federal income taxes | **2,929** | 1,514 |
| Deferred federal income taxes | **359** | 589 |
| TOTAL ASSETS | **$1,083,040** | $938,281 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Deposits | | |
| Demand | **$ 88,712** | $ 66,712 |
| Savings and time deposits | **773,384** | 651,109 |
| Total deposits | **862,096** | 717,821 |
| Securities sold under agreement to repurchase | **5,359** | 4,365 |
| Advances from the Federal Home Loan Bank | **105,601** | 122,887 |
| Notes payable | **2,700** | 3,100 |
| Guaranteed preferred beneficial interests in the Company's junior subordinated debentures | **18,000** | 5,000 |
| Accrued interest payable and other liabilities | **4,241** | 5,180 |
| Total liabilities | **997,997** | 858,353 |
| Stockholders' equity | | |
| Common stock—$.50 stated value; authorized 15,000,000 shares, 5,653,583 and 5,594,228 shares issued at December 31, 2004 and 2003, respectively | **2,827** | 2,797 |
| Additional paid-in capital | **6,658** | 5,704 |
| Retained earnings | **78,071** | 70,844 |
| Treasury stock (96,302 and 21,542 shares at December 31, 2004 and 2003, respectively—at cost) | **(3,118)** | (332) |
| Accumulated comprehensive income: | | |
| Unrealized gain on securities designated as available for sale, net of related tax effects | **605** | 915 |
| Total stockholders' equity | **85,043** | 79,928 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | **$1,083,040** | $938,281 |

*The accompanying notes are an integral part of these statements.*

# Consolidated Statements of Earnings

| (In thousands, except share data) | Year Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| INTEREST INCOME | | | |
| Loans | **$55,540** | $52,009 | $52,660 |
| Investments | | | |
| U.S. Government and agency securities | **2,295** | 1,862 | 3,095 |
| Obligations of state and political subdivisions | **838** | 771 | 815 |
| Other securities | **535** | 503 | 523 |
| Federal funds sold | **15** | 7 | 119 |
| Interest-bearing deposits | **28** | 18 | 10 |
| Total interest income | **59,251** | 55,170 | 57,222 |
| INTEREST EXPENSE | | | |
| Deposits | **15,923** | 15,577 | 19,654 |
| Borrowings | **4,915** | 4,891 | 5,070 |
| Total interest expense | **20,838** | 20,468 | 24,724 |
| Net interest income | **38,413** | 34,702 | 32,498 |
| Less provision for losses on loans | **3,136** | 3,347 | 2,757 |
| Net interest income after provision for losses on loans | **35,277** | 31,355 | 29,741 |
| OTHER INCOME | | | |
| Service fees, charges and other operating | **5,370** | 3,889 | 2,845 |
| Insurance commissions | **3,050** | 2,827 | 2,457 |
| Gain on sale of loans | **1,882** | 4,489 | 2,358 |
| Gain on sale of securities | **276** | 314 | 315 |
| Gain on sale of branch | **—** | — | 122 |
| Gain (loss) on sale of other real estate owned | **(323)** | 19 | 16 |
| Loss on sale of consumer finance loan portfolio and related assets | **(3,585)** | — | — |
| Total other income | **6,670** | 11,538 | 8,113 |
| GENERAL, ADMINISTRATIVE AND OTHER EXPENSE | | | |
| Employee compensation and benefits | **14,519** | 14,201 | 13,123 |
| Occupancy and equipment | **3,400** | 2,910 | 2,433 |
| Federal deposit insurance premiums | **132** | 104 | 109 |
| Franchise taxes | **988** | 69 | 709 |
| Other operating | **7,745** | 6,765 | 5,922 |
| Merger-related expenses | **160** | — | 367 |
| Total general, administrative and other expense | **26,944** | 24,049 | 22,663 |
| Earnings before federal income taxes | **15,003** | 18,844 | 15,191 |
| FEDERAL INCOME TAXES | | | |
| Current | **4,486** | 6,166 | 5,078 |
| Deferred | **(145)** | 100 | (227) |
| Total federal income taxes | **4,341** | 6,266 | 4,851 |
| NET EARNINGS | **$10,662** | $12,578 | $10,340 |
| EARNINGS PER SHARE | | | |
| Basic | **$ 1.92** | $ 2.29 | $ 1.94 |
| Diluted | **$ 1.87** | $ 2.23 | $ 1.90 |

*The accompanying notes are an integral part of these statements.*

## Consolidated Statements of Stockholders' Equity

| (In thousands, except share data) | Common stock | Additional paid-in capital | Retained earnings | Treasury stock | Unrealized gains (losses) on securities designated as available for sale | Total |
|---|---|---|---|---|---|---|
| | For the Years Ended December 31, 2004, 2003 and 2002 | | | | | |
| BALANCE AT JANUARY 1, 2002 | $2,797 | $5,114 | $53,506 | $(5,007) | $ (61) | $56,349 |
| Issuance of 98,313 shares under stock option plan | — | (1) | — | 1,536 | — | 1,535 |
| Dividends declared of $.491 per share | — | — | (2,610) | — | — | (2,610) |
| Unrealized gains on securities designated as available for sale, net of related tax effects | — | — | — | — | $1,267 | 1,267 |
| Net earnings for the year | — | — | 10,340 | — | — | 10,340 |
| BALANCE AT DECEMBER 31, 2002 | 2,797 | 5,113 | 61,236 | (3,471) | 1,206 | 66,881 |
| Issuance of 203,478 shares under stock option plan | — | 591 | — | 3,139 | — | 3,730 |
| Dividends declared of $.542 per share | — | — | (2,970) | — | — | (2,970) |
| Unrealized losses on securities designated as available for sale, net of related tax effects | — | — | — | — | (291) | (291) |
| Net earnings for the year | — | — | 12,578 | — | — | 12,578 |
| BALANCE AT DECEMBER 31, 2003 | 2,797 | 5,704 | 70,844 | (332) | 915 | 79,928 |
| Issuance of 118,131 shares under stock option plan | 30 | 954 | — | 1,583 | — | 2,567 |
| Repurchase of 134,936 shares | — | — | — | (4,369) | — | (4,369) |
| Dividends declared of $.618 per share | — | — | (3,435) | — | — | (3,435) |
| Unrealized losses on securities designated as available for sale, net of related tax effects | — | — | — | — | (310) | (310) |
| Net earnings for the year | — | — | 10,662 | — | — | 10,662 |
| BALANCE AT DECEMBER 31, 2004 | **$2,827** | **$6,658** | **$78,071** | **$(3,118)** | **$ 605** | **$85,043** |

*The accompanying notes are an integral part of these statements.*

## Consolidated Statements of Comprehensive Income

| (In thousands) | Year Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Net earnings | **$10,662** | $12,578 | $10,340 |
| Other comprehensive income, net of tax: | | | |
| Unrealized gains (losses) on securities designated as available for sale, net of taxes (benefits) of $(71), $(47) and $760 in 2004, 2003 and 2002, respectively | **(131)** | (87) | 1,475 |
| Reclassification adjustment for realized gains included in net earnings, net of taxes of $97, $110 and $107 in 2004, 2003 and 2002, respectively | **(179)** | (204) | (208) |
| Comprehensive income | **$10,260** | $12,287 | $11,607 |
| Accumulated comprehensive income | **$ 605** | $ 915 | $ 1,206 |

*The accompanying notes are an integral part of these statements.*

# Consolidated Statements of Cash Flows

| (In thousands) | Year Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net earnings | **$ 10,662** | $ 12,578 | $ 10,340 |
| Adjustments to reconcile net earnings to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | **1,237** | 985 | 651 |
| Gain on sale of securities | **(276)** | (314) | (315) |
| Amortization of premiums and discounts on investment securities—net | **836** | 1,310 | 949 |
| Amortization of mortgage servicing rights | **624** | 1,222 | 602 |
| Proceeds from sale of loans in secondary market | **59,428** | 178,542 | 110,247 |
| Loans disbursed for sale in secondary market | **(55,614)** | (175,411) | (108,764) |
| Gain on sale of loans | **(1,132)** | (2,080) | (1,091) |
| (Gain) loss on disposition of assets | **—** | (15) | (138) |
| Loss on sale of consumer finance loan portfolio | **3,585** | — | — |
| Amortization (accretion) of deferred loan origination costs (fees) | **(155)** | 1 | 195 |
| Proceeds from disposal of other real estate owned | **1,163** | — | — |
| Loss on sale of other real estate owned | **323** | — | — |
| Purchase of loans | **(282)** | — | — |
| Federal Home Loan Bank stock dividends | **(255)** | (234) | (270) |
| Provision for losses on loans | **3,136** | 3,347 | 2,757 |
| Tax benefit of stock options exercised | **693** | 802 | 266 |
| *Bank owned life insurance income* | **(118)** | — | — |
| Increase (decrease) in cash due to changes in: | | | |
| Prepaid expenses and other assets | **41** | (225) | (874) |
| Accrued interest receivable | **(121)** | 189 | 195 |
| Accrued interest payable and other liabilities | **(1,371)** | 1,603 | (457) |
| Federal income taxes | | | |
| Current | **(1,116)** | (1,133) | (1,442) |
| Deferred | **(145)** | 100 | (227) |
| Net cash provided by operating activities | **11,143** | 21,267 | 12,624 |
| CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES: | | | |
| Loan disbursements | **(409,234)** | (445,612) | (389,543) |
| Principal repayments on loans | **338,646** | 330,329 | 331,494 |
| Principal repayments on mortgage-backed securities designated as available for sale | **19,095** | 31,230 | 16,708 |
| Proceeds from sale of investment securities designated as available for sale | **14,192** | 7,573 | 31,711 |
| Proceeds from sale of investment securities designated as held to maturity | **—** | — | 2,011 |
| Proceeds from maturity of investment securities | **4,342** | 780 | 5,170 |
| Proceeds from disposition of assets | **—** | 64 | 371 |
| Proceeds from sale of consumer finance loan portfolio | **5,143** | — | — |
| Loans sold from consumer finance loan portfolio | **(8,728)** | — | — |
| Purchase of investment securities designated as available for sale | **(45,713)** | (35,678) | (58,079) |
| Purchase of investment securities designated as held-to-maturity | **—** | (1,098) | (1,050) |
| Decrease in federal funds sold—net | **5,241** | 5,417 | 6,111 |
| Purchase of MPA Group Insurance Specialists | **—** | — | (97) |
| Purchase of Federal Home Loan Bank stock | **—** | — | (138) |
| Purchase of bank owned life insurance | **(10,000)** | — | — |
| Purchase of office premises and equipment | **(2,583)** | (2,960) | (1,756) |
| Ripley acquisition—net of cash received | **(2,927)** | — | — |
| Net cash used in investing activities | **(82,526)** | (109,955) | (57,087) |
| Net cash used in operating and investing activities (balance carried forward) | **(71,383)** | (88,688) | (44,463) |

| *(In thousands)* | Year Ended December 31, **2004** | 2003 | 2002 |
|---|---|---|---|
| Net cash used in operating and investing activities (balance brought forward) | **$ (71,383)** | $ (88,688) | $ (44,463) |
| CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES: | | | |
| Proceeds (repayments) from securities sold under agreement to repurchase | **994** | (1,188) | 2,335 |
| Net increase in deposit accounts | **92,706** | 54,008 | 51,609 |
| Proceeds from Federal Home Loan Bank advances | **—** | 50,301 | 20,000 |
| Repayment of Federal Home Loan Bank advances | **(18,368)** | (13,469) | (27,887) |
| Proceeds from notes payable | **—** | 3,050 | — |
| Repayment of notes payable | **(400)** | (2,700) | (50) |
| Proceeds from issuance of debt securities | **13,000** | — | — |
| Dividends on common shares | **(3,435)** | (2,970) | (2,610) |
| Purchase of treasury stock | **(4,369)** | — | — |
| Proceeds from issuance of shares under stock option plan | **1,874** | 2,928 | 1,269 |
| Net cash provided by financing activities | **82,002** | 89,960 | 44,666 |
| Net increase in cash and cash equivalents | **10,619** | 1,272 | 203 |
| Cash and cash equivalents at beginning of year | **20,390** | 19,118 | 18,915 |
| Cash and cash equivalents at end of year | **$ 31,009** | $ 20,390 | $ 19,118 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | | |
| Cash paid during the year for: | | | |
| Federal income taxes | **$ 5,417** | $ 6,474 | $ 4,874 |
| Interest on deposits and borrowings | **$ 20,552** | $ 20,463 | $ 24,974 |
| SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES: | | | |
| Unrealized gains (losses) on securities designated as available for sale, net of related tax effects | **$ (310)** | $ (291) | $ 1,267 |
| Recognition of mortgage servicing rights in accordance with SFAS No. 140 | **$ 750** | $ 2,409 | $ 1,267 |
| Transfer from loans to real estate acquired through foreclosure | **$ 2,564** | $ 1,447 | $ — |
| Issuance of loans upon sale of real estate acquired though foreclosure | **$ 738** | $ 862 | $ 1,760 |
| Fair value of assets acquired in acquisition of Ripley National Bank | **$ 58,611** | $ — | $ — |
| SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES: | | | |
| Issuance of note payable in connection with the purchase of McNelly Insurance Agency | **$ —** | $ — | $ 100 |
| Acquisition of treasury stock in exchange for stock options | **$ —** | $ 165 | $ 23 |

*The accompanying notes are an integral part of these statements.*

NOTE A—SUMMARY OF ACCOUNTING POLICIES

Oak Hill Financial, Inc. (the "Company") is a financial holding company, the principal assets of which have been its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), Action Finance Company ("Action") and MPA Group Insurance Specialists ("MPA"). Accordingly, the Company's operations are primarily dependent upon its financial services subsidiaries, which are collectively viewed as a single operating segment for financial statement purposes.

During 2002, the Board of Directors of the Company, Oak Hill and Towne approved a plan of reorganization whereby the Banks merged on November 30, 2002 into a single bank charter under the name Oak Hill Banks. Hereinafter, the consolidated financial statements use the term "Oak Hill" to describe the preexisting individual banks owned by the Company.

Oak Hill conducts a general commercial banking business in southern and central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Action was a consumer finance company that originated installment and home equity loans. Oak Hill's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Oak Hill can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

On October 9, 2004, the Company acquired Ripley National Bank ("Ripley") for $5.3 million in cash. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets.

On December 31, 2004, the Company sold the consumer loan portfolio of Action. The portfolio, which was comprised of small consumer and second mortgage loans, totaled $8.7 million. Concurrent with the sale, the Company closed its five retail lending offices in southern Ohio.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

**1. Principles of Consolidation**

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Oak Hill, Action, MPA and Oak Hill Title. All intercompany balances and transactions have been eliminated.

**2. Investment Securities**

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

Realized gains and losses on sales of securities are recognized using the specific identification method.

**3. Loans Receivable**

Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged

off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Loans held for sale are identified at the point of origination. In computing lower of cost or market, deferred loan origination fees are deducted from the principal balance of the related loan. All loan sales are made without further recourse to Oak Hill. At December 31, 2004 and 2003, loans held for sale were carried at cost.

Oak Hill generally retains servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Oak Hill recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

The mortgage servicing rights recorded by Oak Hill, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be amortized in proportion to and over the period of estimated net servicing income and assessed for impairment. Impairment is measured based on fair value. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as management's assumptions regarding mortgage prepayment speeds and interest rates. Management utilizes periodic third-party valuations by qualified market professionals to evaluate the fair value of its capitalized mortgage servicing assets.

Oak Hill recorded amortization related to mortgage servicing rights totaling approximately $624,000, $1.2 million and $602,000 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, the carrying value of Oak Hill's mortgage servicing rights, which approximated their fair value, totaled $3.1 million and $3.0 million, respectively.

**4. Loan Origination and Commitment Fees**

The Company accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

**5. Allowance for Loan Losses**

It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions in certain items including, but not limited to, the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in Oak Hill's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property

securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Company maintains its allowance for loan losses in accordance with SFAS No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both statements require the Company to evaluate the collectibility of interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment on a collective basis. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Company had $3.8 million and $4.0 million of impaired loans, as defined under SFAS No. 114, at December 31, 2004 and 2003, respectively. The Company maintained an allowance for credit losses related to such impaired loans of $1.3 million and $982,000 at December 31, 2004 and 2003, respectively.

**6. Office Premises and Equipment**

Depreciation and amortization are provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment.

**7. Real Estate Acquired Through Foreclosure**

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

**8. Federal Income Taxes**

The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, capitalized

mortgage servicing rights, certain components of retirement expense and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

**9. Goodwill and Core Deposit Intangible**

In October 2004, the Company acquired Ripley for $5.3 million in cash. The acquisition resulted in a $1.3 million increase in goodwill. Also, as a result of the acquisition, a $1.3 million core deposit intangible was recorded.

In January 2002, MPA purchased McNelly Insurance Agency, a local property and casualty insurance agency, for consideration of $100,000 in cash and a $100,000 note payable. This purchase resulted in an increase in goodwill of $197,000.

Pursuant to SFAS No. 142, "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to Oak Hill and MPA as the reporting units that are expected to benefit from the goodwill.

The Company tests goodwill annually. There were no impairment charges related to goodwill for the years ended December 31, 2004 and 2003.

The core deposit intangible recorded as part of the Ripley merger is being amortized over its estimated useful life of 9.3 years. Oak Hill recorded amortization of the core deposit intangible of $72,000 for the year ended December 31, 2004.

**10. Interest Rate Swap**

The Company entered into an interest rate swap in August 2004 to convert $5.0 million of its Oak Hill Capital Trust 1 junior subordinated debentures from fixed rate to variable rate. Under the agreement, the Company has agreed to pay interest to the counterparty on the $5.0 million notional amount at a floating rate of three-month LIBOR plus 5.35% which at December 31, 2004 was 7.79%, and to receive interest at a fixed rate of 10.875%. The interest rate swap met the criteria required to qualify for the shortcut method of accounting for fair value hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Based on this shortcut method of accounting, no ineffectiveness in the hedging relationship was assumed and any fair value change in the interest rate swap was offset by a fair value change in the junior subordinated debentures during the year ended December 31, 2004.

**11. Fair Value of Financial Instruments**

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2004 and 2003.

*Cash and due from banks.* The carrying amounts presented in the consolidated statements of financial condition for cash and due from banks are deemed to approximate fair value.

*Federal funds sold.* The carrying amounts presented in the consolidated statements of financial condition for federal funds sold are deemed to approximate fair value due to daily repricing.

*Investment securities.* For investment securities, fair value is deemed to equal quoted market price.

*Loans receivable.* The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential real estate, multi-family residential real estate, commercial, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

*Bank owned life insurance.* The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

*Federal Home Loan Bank stock.* The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

*Deposits.* The fair value of NOW accounts, savings accounts, demand deposits, money market deposits and other transaction accounts is deemed to approximate the amount payable on demand at December 31, 2004 and 2003. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

*Advances from the Federal Home Loan Bank.* The fair value of advances from the Federal Home Loan Bank has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

*Securities sold under agreement to repurchase.* The carrying amounts of securities sold under agreements to repurchase are deemed to approximate fair value.

*Subordinated debentures.* The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities. The fair value of the subordinated debentures includes the effects of hedging.

*Notes payable.* The fair value of notes payable has been estimated using discounted cash flow analysis, based on the interest rates currently offered for notes of similar remaining maturities.

*Commitments to extend credit.* For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value of outstanding loan commitments at December 31, 2004 and 2003 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments are as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | **2004** | | 2003 | |
| *(In thousands)* | **Carrying value** | **Fair value** | Carrying value | Fair value |
| Financial assets | | | | |
| Cash and due from banks | **$ 31,009** | **$ 31,009** | $ 20,390 | $ 20,390 |
| Federal funds sold | **988** | **988** | 123 | 123 |
| Investment securities | **92,023** | **92,236** | 79,545 | 79,469 |
| Loans receivable | **912,538** | **915,674** | 811,021 | 822,684 |
| Bank owned life insurance | **10,118** | **10,118** | — | — |
| Federal Home Loan Bank stock | **6,590** | **6,590** | 5,998 | 5,998 |
| | **$1,053,266** | **$1,056,615** | $917,077 | $928,664 |
| Financial liabilities | | | | |
| Deposits | **$ 862,096** | **$ 857,213** | $717,821 | $717,574 |
| Advances from the Federal Home Loan Bank | **105,601** | **108,827** | 122,887 | 129,336 |
| Securities sold under agreement to repurchase | **5,359** | **5,359** | 4,365 | 4,365 |
| Notes payable | **2,700** | **2,700** | 3,100 | 3,110 |
| Subordinated debentures | **18,000** | **18,131** | 5,000 | 6,138 |
| | **$ 993,756** | **$ 992,230** | $853,173 | $860,523 |

### 12. Earnings per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Weighted-average common shares outstanding (basic) | **5,549,855** | 5,487,436 | 5,317,313 |
| Dilutive effect of assumed exercise of stock options | **142,613** | 139,855 | 121,285 |
| Weighted-average common shares outstanding (diluted) | **5,692,468** | 5,627,291 | 5,438,598 |

Options to purchase 68,000 and 1,000 shares of common stock with a respective weighted-average exercise price of $30.46 and $21.85 were outstanding at December 31, 2003 and 2002, respectively, but were excluded from the computation of common share equivalents for those respective years because their exercise prices were greater than the average market price of the common shares.

### 13. Stock Incentive Plan

The Company has a stock incentive plan that provides for grants of options, restricted stock and other equity-based instruments of up to 1,200,000 authorized, but unissued shares of its common stock. The Company accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

| *(In thousands)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Net earnings | | | |
| As reported | **$10,662** | $12,578 | $10,340 |
| Stock-based compensation, net of tax | **(399)** | (114) | (128) |
| Pro forma | **$10,263** | $12,464 | $10,212 |
| Basic earnings per share | | | |
| As reported | **$ 1.92** | $ 2.29 | $ 1.94 |
| Stock-based compensation, net of tax | **(0.07)** | (0.02) | (0.02) |
| Pro forma | **$ 1.85** | $ 2.27 | $ 1.92 |
| Diluted earnings per share | | | |
| As reported | **$ 1.87** | $ 2.23 | $ 1.90 |
| Stock-based compensation, net of tax | **(0.07)** | (0.02) | (0.02) |
| Pro forma | **$ 1.80** | $ 2.21 | $ 1.88 |

The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002: dividend yield of 1.6% for 2004 and 2.3% for 2003 and 2002; expected volatility of 39.8%, 41.5% and 30.0% for 2004, 2003 and 2002, respectively; risk-free interest rates of 3.65%, 3.38% and 4.00% for 2004, 2003 and 2002, respectively and expected lives of 4 years for 2004 and 2003 and 10 years for 2002.

A summary of the status of the Company's Stock Option Plan as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is presented below:

| | **2004** | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted-average exercise price** | Shares | Weighted-average exercise price | Shares | Weighted-average exercise price |
| Outstanding at beginning of year | **572,397** | **$17.36** | 718,717 | $15.35 | 821,401 | $15.02 |
| Granted | **130,500** | **37.19** | 68,000 | 30.46 | 1,000 | 21.85 |
| Exercised | **(118,131)** | **15.87** | (210,820) | 14.77 | (101,284) | 12.73 |
| Forfeited | **(2,300)** | **28.45** | (3,500) | 15.05 | (2,400) | 14.96 |
| Outstanding at end of year | **582,466** | **$22.21** | 572,397 | $17.36 | 718,717 | $15.35 |
| Options exercisable at year-end | **451,633** | | 503,730 | | 640,842 | |
| Weighted-average fair value of options granted during the year | | **$12.91** | | $ 9.31 | | $ 7.25 |

The following information applies to options outstanding at December 31, 2004:

| Range of exercise prices | Number outstanding |
|---|---|
| $ 6.67–$10.01 | 23,150 |
| $10.02–$15.03 | 46,600 |
| $15.04–$22.56 | 318,616 |
| $22.57–$33.86 | 64,100 |
| $33.87–$37.21 | 130,000 |
| Total | 582,466 |
| Weighted-average exercise price | $22.21 |
| Weighted-average remaining contractual life | 8.2 years |

**14. Capitalization**

The Company's authorized capital stock includes 1,500,000 shares of $.01 per share par value voting preferred stock and 1,500,000 shares of $.01 per share par value non-voting preferred stock. No preferred shares have been issued at December 31, 2004 and 2003.

**15. Advertising**

Advertising costs are expensed when incurred. The Company's advertising expense totaled $421,000, $437,000, and $423,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

**16. Cash and Cash Equivalents**

For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and due from banks.

**17. Reclassifications**

Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

**18. Effects of Recent Accounting Pronouncements**

In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the awarded—the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee

share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS 123R, will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset.

Compensation cost is required to be recognized beginning with the first interim or annual period that begins after June 15, 2005, or July 1, 2005 as to the Company. Management believes the annual compensation cost, net of tax, will approximate the amount disclosed in footnote A-13.

## NOTE B—INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31 are shown below.

| | **2004** | | | |
|---|---|---|---|---|
| *(In thousands)* | **Amortized cost** | **Gross unrealized gains** | **Gross unrealized losses** | **Estimated fair value** |
| Held to maturity: | | | | |
| Trust preferred securities due after ten years | **$ 3,640** | **$ 213** | **$ —** | **$ 3,853** |
| Available for sale: | | | | |
| U.S. Government and agency obligations | **$61,594** | **$ 229** | **$415** | **$61,408** |
| Obligations of state and political subdivisions | **25,743** | **1,090** | **64** | **26,769** |
| Other securities | **126** | **99** | **19** | **206** |
| Total securities available for sale | **$87,463** | **$1,418** | **$498** | **$88,383** |

| | 2003 | | | |
|---|---|---|---|---|
| *(In thousands)* | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Held to maturity: | | | | |
| Trust preferred securities due after ten years | $ 3,659 | $ 83 | $159 | $ 3,583 |
| Available for sale: | | | | |
| U.S. Government and agency obligations | $57,836 | $ 760 | $106 | $58,490 |
| Obligations of state and political subdivisions | 16,539 | 752 | 80 | 17,211 |
| Other securities | 125 | 81 | 21 | 185 |
| Total securities available for sale | $74,500 | $1,593 | $207 | $75,886 |

The amortized cost and estimated fair value of investment securities designated as available for sale, by term to maturity at December 31 are shown below.

| *(In thousands)* | **2004** Amortized cost | **2004** Estimated fair value | 2003 Amortized cost | 2003 Estimated fair value |
|---|---|---|---|---|
| Due in three years or less | **$ 8,111** | **$ 8,120** | $ 5,060 | $ 5,109 |
| Due after three years through five years | **5,787** | **5,729** | 2,793 | 2,836 |
| Due after five years through ten years | **9,252** | **9,302** | 11,884 | 12,046 |
| Due after ten years | **64,313** | **65,232** | 54,763 | 55,895 |
| | **$87,463** | **$88,383** | $74,500 | $75,886 |

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004.

| *(In thousands)* | Less than twelve months Estimated fair value | Less than twelve months Unrealized loss | More than twelve months Estimated fair value | More than twelve months Unrealized loss |
|---|---|---|---|---|
| Held to maturity: | | | | |
| Trust preferred securities | $ — | $ — | $ — | $ — |
| Obligations of state and political subdivisions | 392 | 1 | — | — |
| Available for sale: | | | | |
| U.S. Government and agency obligations | 31,670 | 306 | 7,603 | 109 |
| Obligations of state and political subdivisions | 2,717 | 32 | 2,618 | 31 |
| Other securities | — | — | 33 | 19 |
| Total temporarily impaired securities | $34,779 | $339 | $10,254 | $159 |

Management has the ability to hold these temporarily impaired securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as the securities approach maturity dates.

Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2004, totaled $14.2 million, resulting in gross realized gains of $276,000 on such sales.

Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2003, totaled $7.6 million, resulting in gross realized gains of $314,000 on such sales.

Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2002, totaled $31.7 million, resulting in gross realized gains of $268,000 and gross realized losses of $82,000 on such sales.

Proceeds from the sale of investment securities designated as held-to-maturity during the year ended December 31, 2002, totaled $2.0 million, resulting in a gross realized gain of $129,000 on such sale. The sale followed a significant deterioration of the issuer's creditworthiness such that the securities were deemed by a nationally recognized rating organization as less than investment grade.

At December 31, 2004 and 2003, investment securities with an aggregate book value of $70.0 million and $67.6 million, respectively, were pledged as collateral for public deposits.

The Company enters into purchases of mortgage-backed securities under agreements to resell substantially identical securities on behalf of its deposit customers. Securities purchased under agreements to resell totaled $5.4 million and $4.4 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the agreements were

scheduled to mature within 90 days and no material amount of agreements to resell securities was outstanding with any individual dealer. Securities purchased under agreement to resell averaged approximately $5.0 million during 2004 and the maximum amount outstanding at any month-end during 2004 was $6.2 million.

NOTE C—LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

| *(In thousands)* | **2004** | 2003 |
|---|---|---|
| Real estate mortgage (primarily residential) | **$270,092** | $235,180 |
| Installment, net of unearned interest of $2,000 and $1.5 million at December 31, 2004 and 2003, respectively | **68,072** | 71,100 |
| Commercial and other | **584,201** | 513,848 |
| Credit card | **2,020** | 1,729 |
| Gross loans | **924,385** | 821,857 |
| Less: | | |
| Allowance for loan losses | **11,847** | 10,836 |
| Loans receivable—net | **$912,538** | $811,021 |

The Company's lending efforts have historically focused on real estate mortgages and consumer installment loans, which comprised approximately $338.2 million, or 37%, of the total loan portfolio at December 31, 2004, and approximately $306.3 million, or 37%, of the total loan portfolio at December 31, 2003. In recent years, lending efforts have increasingly focused on commercial loans, generally secured by commercial real estate and equipment, which comprise approximately $584.2 million, or 63%, of the total loan portfolio at December 31, 2004, and approximately $513.8 million, or 63%, of the total loan portfolio at December 31, 2003. Generally, such loans have been underwritten with sufficient collateral or cash down payments to provide the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Company's primary lending areas are presently stable.

As stated previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $275.9 million, $271.4 million and $187.0 million at December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, 2003 and 2002, the Company had nonaccrual and nonperforming loans totaling approximately $6.3 million, $8.1 million and $7.3 million, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $406,000, $508,000 and $357,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

| *(In thousands)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Balance at beginning of year | **$10,836** | $ 9,142 | $ 8,345 |
| Provision charged to operations | **3,136** | 3,347 | 2,757 |
| Charge-offs | **(3,545)** | (2,152) | (2,563) |
| Recoveries | **1,291** | 499 | 603 |
| Allowance of acquired institution and other | **129** | — | — |
| Balance at end of year | **$11,847** | $10,836 | $ 9,142 |

NOTE D—OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized at December 31 as follows:

| *(In thousands)* | **2004** | 2003 |
|---|---|---|
| Land and buildings | **$ 16,048** | $12,741 |
| Furniture and equipment | **9,181** | 7,093 |
| Leasehold improvements | **1,117** | 1,067 |
| | **26,346** | 20,901 |
| Less accumulated depreciation and amortization | **(10,857)** | (8,709) |
| | **$ 15,489** | $12,192 |

## NOTE E—DEPOSITS

Deposit balances at December 31 are summarized as follows:

| *(Dollars in thousands)* | **2004** Amount | **2004** Rate | 2003 Amount | 2003 Rate |
|---|---|---|---|---|
| DEPOSIT TYPE AND INTEREST RATE RANGE | | | | |
| Demand deposit accounts | **$ 88,712** | **—** | $ 66,712 | — |
| Savings accounts | **58,978** | **0.45%** | 48,224 | 0.42% |
| NOW accounts | **65,395** | **1.06%** | 62,033 | 1.19% |
| Money market deposit accounts | **9,249** | **0.41%** | 7,644 | 0.43% |
| Premium investment accounts | **53,093** | **2.17%** | 35,474 | 0.93% |
| Select investment accounts | **27,197** | **1.77%** | 33,426 | 1.12% |
| Total transaction accounts | **302,624** | | 253,513 | |
| Certificates of deposit | | | | |
| 1.00–2.99% | **344,757** | | 286,245 | |
| 3.00–4.99% | **203,406** | | 162,541 | |
| 5.00–6.99% | **10,909** | | 15,447 | |
| 7.00–8.00% | **400** | | 75 | |
| Total certificates of deposit | **559,472** | **2.82%** | 464,308 | 2.79% |
| Total deposits | **$862,096** | **2.14%** | $717,821 | 2.04% |

The Company had deposit accounts with balances in excess of $100,000 totaling $371.1 million and $285.7 million at December 31, 2004 and 2003, respectively.

Interest expense on deposits is summarized as follows for the years ended December 31:

| *(In thousands)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| NOW accounts | **$ 804** | $ 839 | $ 1,204 |
| Savings accounts | **195** | 295 | 485 |
| Money market deposit accounts | **31** | 56 | 108 |
| Premium investment accounts | **548** | 411 | 790 |
| Select investment accounts | **419** | 401 | 459 |
| Certificates of deposit | **13,926** | 13,575 | 16,608 |
| | **$15,923** | $15,577 | $19,654 |

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

| *(In thousands)* | **2004** | 2003 |
|---|---|---|
| Less than one year | **$239,199** | $214,292 |
| One year through three years | **259,816** | 198,390 |
| More than three years | **60,457** | 51,626 |
| | **$559,472** | $464,308 |

## NOTE F—ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2004 and 2003 by pledges of certain residential mortgage loans totaling $142.6 million and $165.9 million, respectively, and Oak Hill's investment in Federal Home Loan Bank stock, are summarized as follows:

| Interest rate range | Maturing in year ended December 31, | December 31, **2004** | December 31, 2003 |
|---|---|---|---|
| | | *(Dollars in thousands)* | |
| 0.94% to 8.30% | 2004 | **$ —** | $ 46,989 |
| 1.85% to 8.10% | 2005 | **43,426** | 11,422 |
| 3.77% to 6.50% | 2006 | **2,401** | 2,990 |
| 4.14% to 7.30% | 2007 | **5,501** | 5,501 |
| 4.29% to 5.30% | 2009 | **333** | 564 |
| 5.15% to 8.02% | 2010 | **6,158** | 6,274 |
| 3.94% to 6.95% | 2011 | **40,063** | 40,571 |
| 3.09% | 2013 | **3,819** | 4,929 |
| 7.62% | 2015 | **850** | 850 |
| 6.25% | 2016 | **283** | |
| 6.70% | 2017 | **790** | 828 |
| 5.15% | 2018 | **1,691** | 1,969 |
| 3.50% | 2025 | **47** | — |
| 3.50% | 2029 | **167** | — |
| 3.50% | 2030 | **72** | — |
| | | **$105,601** | $122,887 |
| Weighted-average interest rate | | **3.95%** | 3.39% |

NOTE G—OTHER BORROWINGS

At December 31, 2003, Action had a note payable to another financial institution totaling $3.1 million bearing interest at 5.125% maturing in 2006. At December 31, 2004, the note had an outstanding balance of $2.7 million. The note was collateralized by a pledge of a portion of the Company's shares of Oak Hill. The note was repaid in January 2005.

Additionally, MPA had a note payable created in connection with the purchase of a local insurance agency during 2002. At December 31, 2003, the note had a balance of $50,000 bearing interest at 6.0%. The note matured in January 2004.

NOTE H–GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES

In March 2000, a Delaware trust owned by the Company ("Trust 1"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 1 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The subordinated debentures are the sole assets of Trust 1, and the Company owns all of the common securities of Trust 1. Interest payments on the debt securities are made semi-annually at an annual fixed interest rate of 10.875% and are reported as a component of interest expense on borrowings.

On August 20, 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 2 ("Trust 2"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 2 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 2 to purchase from the Company $5.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 2, and the Company owns all of the common securities of Trust 2. Interest payments on the debt securities are to be made quarterly at an annual fixed rate of interest of 6.24% through October 18, 2009 and at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.40% thereafter. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company were contributed to the capital of Oak Hill on August 24, 2004.

On October 1, 2004, a Delaware statutory business trust owned by the Company, Oak Hill Capital Trust 3 ("Trust 3"), issued $8.0 million of mandatorily redeemable debt securities. The debt securities issued by Trust 3 are included in the Company's regulatory capital, specifically as a component of Tier 1 capital. The proceeds from the issuance of the subordinated debentures and common securities were used by Trust 3 to purchase from the Company $8.0 million of subordinated debentures maturing on October 18, 2034. The subordinated debentures are the sole asset of Trust 3, and the Company owns all of the common securities of Trust 3. Interest payments on the debt securities are to be made quarterly at a floating rate of interest, reset quarterly, equal to 3-month LIBOR plus 2.30%. Interest payments are reported as a component of interest expense on borrowings. The net proceeds received by the Company will be used for merger activity and general corporate purposes.

NOTE I—FEDERAL INCOME TAXES

The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the years ended December 31 as follows:

| *(In thousands)* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Federal income taxes computed at the statutory rate | **$5,251** | $6,611 | $5,223 |
| Increase (decrease) in taxes resulting from: | | | |
| Interest income on municipal loans and obligations of state and political subdivisions | **(419)** | (354) | (371) |
| Nondeductible merger-related expenses | **—** | — | 2 |
| New markets tax credits | **(500)** | — | — |
| Other | **9** | 9 | (3) |
| Federal income tax provision per consolidated financial statements | **$4,341** | $6,266 | $4,851 |

The computation of the Company's net deferred tax asset at December 31 is as follows:

| *(In thousands)* | **2004** | 2003 |
|---|---|---|
| Taxes (payable) refundable on temporary differences at statutory rate: | | |
| Deferred tax assets: | | |
| Book/tax difference of allowance for loan losses | **$ 4,155** | $ 3,793 |
| Deferred compensation benefits | **89** | 95 |
| Other | **10** | 4 |
| Total deferred tax assets | **4,254** | 3,892 |
| Deferred tax liabilities: | | |
| Deferred loan origination costs | **(753)** | (680) |
| Federal Home Loan Bank stock dividends | **(959)** | (959) |
| Unrealized gains on securities designated as available for sale | **(321)** | (471) |
| Book/tax difference of depreciation | **(235)** | — |
| Mortgage servicing rights | **(1,101)** | (1,044) |
| Impairment recoveries | **—** | (114) |
| Purchase price adjustments | **(499)** | — |
| Other | **(27)** | (35) |
| Total deferred tax liabilities | **(3,895)** | (3,303) |
| Net deferred tax asset | **$ 359** | $ 589 |

The Company has not recorded a valuation allowance for any portion of the net deferred tax asset at December 31, 2004 and 2003, based on the amount of income taxes subject to recovery in carry-back years.

NOTE J—RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 2004, 2003 and 2002 totaled approximately $7.3 million, $5.2 million and $5.0 million, respectively.

The Company had also received demand and time deposits from directors, officers and their related business interests of approximately $14.7 million, $10.5 million and $12.4 million at December 31, 2004, 2003 and 2002, respectively.

NOTE K—EMPLOYEE BENEFIT PLANS

The Company has a profit-sharing and 401(k) plan covering all employees who have attained the age of twenty-one and completed three months of continuous service. The profit-sharing plan is noncontributory and contributions to the plan are made at the discretion of the Board of Directors. The Company contributed $225,000, $300,000 and $250,000 to the plan for the years ended December 31, 2004, 2003 and 2002, respectively.

The 401(k) plan allows employees to make voluntary, tax-deferred contributions of up to 15% of their base annual compensation. The Company provides, at its discretion, a 50% matching of funds for each participant's contribution, subject to a maximum of 6% of base compensation. The Company's matching contributions under the 401(k) plan totaled $327,000, $285,000 and $260,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE L—COMMITMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance sheet instruments, including utilization of collateral where appropriate.

At December 31, 2004, the Company had outstanding commitments of approximately $21.7 million to originate residential and commercial loans. Also, the Company had unused lines of credit and letters of credit totaling approximately $139.9 million and $15.2 million, respectively, as of December 31, 2004. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2004, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via normal cash flow from operations and existing excess liquidity.

The Company has also entered into noncancelable lease agreements for office premises and equipment under operating leases which expire at various dates through 2010. The following table summarizes minimum payments due under lease agreements by year:

| Year ending December 31, | *(Dollars in thousands)* |
|---|---|
| 2005 | $ 614 |
| 2006 | 520 |
| 2007 | 433 |
| 2008 | 265 |
| 2009 through 2010 | 1,206 |
| | $3,038 |

Total rent expense under operating leases was $850,000, $741,000 and $588,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

## NOTE M—REGULATORY CAPITAL

As a registered bank holding company, the Company is subject to capital requirements imposed by the Board of Governors of the Federal Reserve System ("FRB"). Oak Hill is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on Oak Hill's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Oak Hill must meet specific capital guidelines that involve quantitative measures of Oak Hill's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Oak Hill's capital accounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FRB and the FDIC have adopted risk-based capital guidelines to which the Company and Oak Hill are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above minimum required levels.

During the year ended December 31, 2004, Oak Hill was notified by its primary federal regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Oak Hill must maintain minimum Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios of 6%, 10%, and 5%, respectively. At December 31, 2004, Oak Hill was well-capitalized.

As of December 31, 2004 and 2003, management believes that the Company and Oak Hill have met all of the capital adequacy requirements to which the entities are subject. The Company's and Oak Hill's Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios are set forth in the following tables:

**COMPANY CONSOLIDATED:**

| | **As of December 31, 2004** | | | | | |
|---|---|---|---|---|---|---|
| | **Actual** | | **For capital adequacy purposes** | | **To be "well capitalized" under prompt corrective action provisions** | |
| *(Dollars in thousands)* | **Amount** | **Ratio** | **Amount** | **Ratio** | **Amount** | **Ratio** |
| Total capital (to risk-weighted assets) | **$110,620** | **12.2%** | **$72,816** | **≥8.0%** | **$91,020** | **≥10.0%** |
| Tier 1 capital (to risk-weighted assets) | **$ 99,201** | **10.9%** | **$36,408** | **≥4.0%** | **$54,612** | **≥ 6.0%** |
| Tier 1 leverage ratio | **$ 99,201** | **9.3%** | **$42,682** | **≥4.0%** | **$53,353** | **≥ 5.0%** |

| | As of December 31, 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Actual | | For capital adequacy purposes | | To be "well capitalized" under prompt corrective action provisions | |
| *(Dollars in thousands)* | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Total capital (to risk-weighted assets) | $ 93,351 | 11.7% | $64,078 | ≥8.0% | $80,098 | ≥10.0% |
| Tier 1 capital (to risk-weighted assets) | $ 83,302 | 10.4% | $32,039 | ≥4.0% | $48,059 | ≥ 6.0% |
| Tier 1 leverage ratio | $ 83,302 | 9.1% | $36,551 | ≥4.0% | $45,688 | ≥ 5.0% |

**OAK HILL:**

| | **As of December 31, 2004** | | | | | |
|---|---|---|---|---|---|---|
| | **Actual** | | **For capital adequacy purposes** | | **To be "well capitalized" under prompt corrective action provisions** | |
| *(Dollars in thousands)* | **Amount** | **Ratio** | **Amount** | **Ratio** | **Amount** | **Ratio** |
| Total capital (to risk-weighted assets) | **$ 96,383** | **10.7%** | **$72,364** | **≥8.0%** | **$90,545** | **≥10.0%** |
| Tier 1 capital (to risk-weighted assets) | **$ 85,070** | **9.4%** | **$36,182** | **≥4.0%** | **$54,273** | **≥ 6.0%** |
| Tier 1 leverage ratio | **$ 85,070** | **8.1%** | **$42,265** | **≥4.0%** | **$52,831** | **≥ 5.0%** |

| | As of December 31, 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Actual | | For capital adequacy purposes | | To be "well capitalized" under prompt corrective action provisions | |
| *(Dollars in thousands)* | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Total capital (to risk-weighted assets) | $ 80,437 | 10.2% | $ 63,387 | ≥8.0% | $ 79,234 | ≥ 10.0% |
| Tier 1 capital (to risk-weighted assets) | $ 70,526 | 8.9% | $ 31,693 | ≥4.0% | $ 47,540 | ≥ 6.0% |
| Tier 1 leverage ratio | $ 70,526 | 7.8% | $ 36,112 | ≥4.0% | $ 45,140 | ≥ 5.0% |

The Company's management believes that under the current regulatory capital regulations, the Company and Oak Hill will continue to meet the minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in Oak Hill's primary market areas, could adversely affect future earnings and consequently, the ability to meet future minimum regulatory capital requirements.

## NOTE N—OAK HILL FINANCIAL, INC. CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of Oak Hill Financial, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004, 2003 and 2002.

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF FINANCIAL CONDITION

| | December 31, | |
|---|---|---|
| *(In thousands)* | **2004** | 2003 |
| ASSETS | | |
| Cash and due from banks | **$ 2,089** | $ 666 |
| Interest-bearing deposits in Oak Hill Banks | **6,721** | 6,263 |
| Investment securities | **561** | — |
| Investment in Oak Hill Banks | **88,664** | 71,915 |
| Investment in Action Finance Co. | **1,945** | 2,649 |
| Investment in Oak Hill Capital Trust | **558** | 155 |
| Investment in MPA | **1,056** | 1,178 |
| Investment in Oak Hill Title LLC | **15** | 15 |
| Office premises and equipment—net | **2,307** | 2,302 |
| Prepaid expenses and other assets | **1,694** | 1,673 |
| Total assets | **$105,610** | $86,816 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Accrued expenses and other liabilities | **$ 2,001** | $ 1,725 |
| Minority interests | **8** | 8 |
| Guaranteed preferred beneficial interests in the Corporation's junior subordinated debentures | **18,558** | 5,155 |
| Total liabilities | **20,567** | 6,888 |
| Stockholders' equity | | |
| Common stock | **2,827** | 2,797 |
| Additional paid-in capital | **6,658** | 5,704 |
| Retained earnings | **78,071** | 70,844 |
| Less cost of treasury stock | **(3,118)** | (332) |
| Unrealized gains on securities designated as available for sale, net of related tax effects | **605** | 915 |
| Total stockholders' equity | **85,043** | 79,928 |
| Total liabilities and stockholders' equity | **$105,610** | $86,816 |

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF EARNINGS

| *(In thousands)* | Year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| REVENUE | | | |
| Interest income | **$ 58** | $ 24 | $ 32 |
| Other income | **6** | 10 | 6 |
| Equity in earnings of subsidiaries | **11,548** | 13,306 | 11,144 |
| Total revenue | **11,612** | 13,340 | 11,182 |
| EXPENSES | | | |
| Interest expense | **683** | 578 | 578 |
| General and administrative | **686** | 498 | 644 |
| Total expenses | **1,369** | 1,076 | 1,222 |
| Earnings before federal income tax credits | **10,243** | 12,264 | 9,960 |
| Federal income tax credits | **(419)** | (314) | (380) |
| NET EARNINGS | **$ 10,662** | $12,578 | $10,340 |

OAK HILL FINANCIAL, INC.
CONDENSED STATEMENTS OF CASH FLOWS

| *(In thousands)* | Year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net earnings for the year | **$ 10,662** | $12,578 | $10,340 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Undistributed earnings of consolidated subsidiaries | **(4,316)** | (7,444) | (8,360) |
| Depreciation of office premises and equipment | **243** | 228 | 147 |
| Tax benefit of stock options exercised | **693** | 802 | 266 |
| Increase (decrease) in cash due to changes in: | | | |
| Prepaid expenses and other assets | **522** | (759) | (844) |
| Other liabilities | **(257)** | (498) | (53) |
| Federal income taxes | | | |
| Deferred | **73** | — | — |
| Net cash provided by operating activities | **7,620** | 4,907 | 1,496 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Investment in Oak Hill Banks | **(10,250)** | — | (5) |
| Investment in Action Finance Company | **(1,750)** | — | — |
| Investment in Oak Hill Capital Trust | **(403)** | — | — |
| Investment in U.S. Government Agencies | **(561)** | — | — |
| Purchase of office premises and equipment | **(248)** | (703) | (513) |
| (Increase) decrease in interest-bearing deposits | **(458)** | (4,092) | 488 |
| Net cash used in investing activities | **(13,670)** | (4,795) | (30) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from exercise of stock options | **1,874** | 2,928 | 1,269 |
| Proceeds from issuance of debt securities | **13,403** | — | — |
| Purchase of treasury stock | **(4,369)** | — | — |
| Dividends on common shares | **(3,435)** | (2,970) | (2,610) |
| Net cash provided by (used in) financing activities | **7,473** | (42) | (1,341) |
| Net increase in cash and cash equivalents | **1,423** | 70 | 125 |
| Cash and cash equivalents at beginning of year | **666** | 596 | 471 |
| Cash and cash equivalents at end of year | **$ 2,089** | $ 666 | $ 596 |

NOTE O—SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 2004 and 2003 by investment securities with a book value including accrued interest of approximately $6.4 million and $4.7 million and a market value of approximately $6.4 million and $4.8 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2004 and 2003 was $6.2 million and $10.1 million, respectively, and the average month-end balance outstanding for 2004 and 2003 was approximately $5.0 million.

NOTE P—ACQUISITIONS AND PENDING ACQUISITIONS

On October 9, 2004, the Company acquired Ripley National Bank ("Ripley") for $5.3 million in cash whereby Oak Hill and Ripley merged. As part of the transaction, the Company acquired full-service offices in Ripley and Georgetown, Ohio, involving total loans of $39.1 million, $51.6 million in deposits and $58.6 million in total assets. The acquisition was accounted for as a purchase.

The following unaudited, pro forma condensed financial information gives retroactive effect as if the merger had occurred on January 1, 2004.

| *(In thousands, except share data)* | Oak Hill Financial | Ripley *(unaudited)* | Pro forma combined *(unaudited)* |
|---|---|---|---|
| Total revenue | $65,921 | $ 2,686 | $68,607 |
| Total expenses | 55,259 | 4,069 | 59,328 |
| Net earnings (loss) | $10,662 | $(1,383) | $ 9,279 |
| Basic earnings per share | $ 1.92 | $ (0.25) | $ 1.67 |
| Diluted earnings per share | $ 1.87 | N/A | $ 1.63 |

On October 12, 2004, the Company entered into a definitive agreement to acquire Lawrence Financial Holdings, Inc. and its subsidiary, Lawrence Federal Savings Bank, ("Lawrence") headquartered in Ironton, Ohio. At December 31, 2004, Lawrence had approximately total loans of $74.1 million, $108.1 million in deposits and $119.3 million in total assets. The total value of the stock-cash deal is approximately $16.0 million. On February 16, 2005, Lawrence received stockholder approval for the pending merger with the Company. The transaction is expected to close in the second quarter of 2005, subject to regulatory approval, and other customary conditions of closing.

NOTE Q—OAK HILL BANKS COMMUNITY DEVELOPMENT CORP.

On May 7, 2004, the Company announced that Oak Hill Banks Community Development Corp. ("OHBCDC"), a wholly owned subsidiary and Certified Development Entity ("CDE"), had been selected to receive an allocation of new markets tax credits ("NMTC"). Administered by the Community Development Financial Institutions Fund of the U.S. Department of the Treasury, the NMTC program is aimed at stimulating economic and community development and job creation in low-income communities. The program provides federal tax credits to investors who make qualified equity investments ("QEIs") in a CDE. The CDE is required to invest the proceeds of each QEI in low-income communities, which are generally defined as those census tracts with poverty rates of greater than 20 percent and/or median family incomes that are less than or equal to 80 percent of the area median family income.

The credit provided to the investor totals 39 percent of each QEI in a CDE and is claimed over a seven-year credit allowance period. In each of the first three years, the investor receives a credit equal to five percent of the total amount the investor paid to the CDE for each QEI. For each of the remaining four years, the investor receives a credit equal to six percent of the total amount the investor paid to the CDE for each QEI. The Company's primary subsidiary, Oak Hill, will pay to OHBCDC $20 million for its QEIs.

OHBCDC will utilize its $20.0 million NMTC allocation to provide loans to qualifying businesses located in twelve Appalachian counties in rural southern Ohio. It will also provide financial counseling services through a formal program of community business

workshops. The NMTC allocation will allow OHBCDC to provide short-term and long-term loans to a variety of qualifying businesses with non-conventional, non-conforming terms and conditions, including reduced fees, extended repayment terms, and below-market interest rates.

At December 31, 2004, Oak Hill had paid to OHBCDC $10.0 million for QEIs in OHBCDC. Oak Hill claimed $500,000 in new markets tax credits for the year ended December 31, 2004. Oak Hill estimates that the remaining $10.0 million will be paid to OHBCDC on or before September 30, 2006 for QEIs in OHBCDC.

The NMTC tax benefits claimed by Oak Hill with respect to each QEI remains subject to recapture over each QEI's credit allowance period upon the occurrence of any of the following:

- if less than substantially all (generally defined as 85%) of the QEI proceeds are not used by OHBCDC to make qualified low income community investments;
- OHBCDC ceases to be a CDE; or
- OHBCDC redeems its QEI investments prior to the end of the credit allowance periods.

At December 31, 2004, none of the above recapture events had occurred.

The following condensed financial statements summarize the financial position of OHBCDC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, 2003 and 2002.

OHBCDC
CONDENSED STATEMENTS OF FINANCIAL CONDITION

| *(In thousands)* | December 31, 2004 | 2003 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | **$ 8,784** | $ — |
| Loans receivable—net | **1,207** | — |
| Interest receivable | **1** | — |
| Total assets | **$ 9,992** | $ — |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| Total liabilities | **$ —** | $ — |
| Stockholder's equity | | |
| Common stock | **1** | — |
| Additional paid-in capital | **10,000** | — |
| Retained earnings | **(9)** | — |
| Total stockholder's equity | **9,992** | — |
| Total liabilities and stockholder's equity | **$ 9,992** | $ — |

OHBCDC
CONDENSED STATEMENTS OF OPERATIONS

| *(In thousands)* | Year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| REVENUE | | | |
| Interest income | **$ 3** | $ — | $ — |
| EXPENSES | | | |
| Loan loss provision | **7** | — | — |
| General and administrative | **5** | — | — |
| Loss before federal income tax credits | **(9)** | — | — |
| Federal income tax credits | **—** | — | — |
| NET LOSS | **(9)** | — | — |

OHBCDC
CONDENSED STATEMENTS OF CASH FLOWS

| *(In thousands)* | Year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net loss | **$ (9)** | $ — | $ — |
| Provision for losses on loans | **7** | — | — |
| Increase in interest receivable | **(1)** | — | — |
| Net cash used in operating activities | **(3)** | — | — |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Loan disbursements | **(1,214)** | — | — |
| Principal repayments on loans | **—** | — | — |
| Net cash used in investing activities | **(1,214)** | — | — |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Investment by Oak Hill Banks | **1** | — | — |
| Qualified equity investments by Oak Hill Banks | **10,000** | — | — |
| Net cash provided by financing activities | **10,001** | — | — |
| Net increase in cash and cash equivalents | **8,784** | — | — |
| Cash and cash equivalents at beginning of year | **—** | — | — |
| Cash and cash equivalents at end of year | **$ 8,784** | $ — | $ — |

NOTE R—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2004 and 2003.

**2004**

| | Three Months Ended | | | |
|---|---|---|---|---|
| *(In thousands, except per share data)* | **March 31,** | **June 30,** | **September 30,** | **December 31,** |
| Total interest income | **$14,188** | **$14,374** | **$14,933** | **$15,756** |
| Total interest expense | **4,910** | **4,966** | **5,230** | **5,732** |
| Net interest income | **9,278** | **9,408** | **9,703** | **10,024** |
| Provision for losses on loans | **575** | **708** | **1,002** | **851** |
| Other income | **2,352** | **2,764** | **2,414** | **(830)** |
| General, administrative and other expense | **6,333** | **6,591** | **6,745** | **7,275** |
| Earnings before income taxes | **4,722** | **4,873** | **4,370** | **1,038** |
| Federal income taxes | **1,575** | **1,625** | **1,156** | **(15)** |
| Net earnings | **$ 3,147** | **$ 3,248** | **$ 3,214** | **$ 1,053** |
| Basic earnings per share | **$ 0.56** | **$ 0.59** | **$ 0.58** | **$ 0.19** |
| Diluted earnings per share | **$ 0.55** | **$ 0.57** | **$ 0.57** | **$ 0.18** |

2003

| | Three Months Ended | | | |
|---|---|---|---|---|
| *(In thousands, except per share data)* | March 31, | June 30, | September 30, | December 31, |
| Total interest income | $13,740 | $ 13,776 | $13,475 | $14,179 |
| Total interest expense | 5,320 | 5,141 | 5,003 | 5,004 |
| Net interest income | 8,420 | 8,635 | 8,472 | 9,175 |
| Provision for losses on loans | 509 | 1,031 | 966 | 841 |
| Other income | 2,404 | 3,052 | 3,302 | 2,780 |
| General, administrative and other expense | 5,904 | 6,057 | 5,946 | 6,142 |
| Earnings before income taxes | 4,411 | 4,599 | 4,862 | 4,972 |
| Federal income taxes | 1,432 | 1,490 | 1,608 | 1,736 |
| Net earnings | $ 2,979 | $ 3,109 | $ 3,254 | $ 3,236 |
| Basic earnings per share | $ .55 | $ .57 | $ .59 | $ .58 |
| Diluted earnings per share | $ .54 | $ .55 | $ .57 | $ .57 |

# Directors

OAK HILL FINANCIAL AND
OAK HILL BANKS

R. E. Coffman, Jr.
*President and CEO, Oak Hill Financial, Inc. and CEO, Oak Hill Banks*

Evan E. Davis(1)
*Vice President and Director Emeritus, Oak Hill Banks*

Barry M. Dorsey, Ed.D.
*President, University of Rio Grande and Rio Grande Community College*

Scott J. Hinsch, Jr.(2)
*President, Oak Hill Banks*

John D. Kidd
*Chairman, Oak Hill Financial, Inc. and Oak Hill Banks*

D. Bruce Knox(1)
*Executive Vice President and CIO, Oak Hill Financial, Inc. and Oak Hill Banks*

Candice DeClark Peace
*Partner, Clark, Schaefer, Hackett & Co.*

Donald R. Seigneur
*Partner, Whited Seigneur Sams and Rahe, CPAs*

William S. Siders
*Retired Bank Executive*

H. Grant Stephenson
*Partner, Porter Wright Morris & Arthur LLP*

Neil S. Strawser
*President, Parrott and Strawser Properties, Inc.*

Donald P. Wood
*President, Don Wood Automotive, Inc.*

*(1) Indicates Director of Oak Hill Financial only.*
*(2) Indicates Director of Oak Hill Banks only.*

# Management Promotions and Additions

We further strengthened our management team in 2004 with the addition of **Jerald L. Post** and **Richard L. "Ike" Stage** as Regional Vice Presidents and **Michael A. Comperchio** and **Laura Neale** as Vice Presidents of Oak Hill Banks. Jerry, Ike, and Laura are involved in business development and commercial lending in the Athens and Columbus, Ohio market areas, while Mike is heading up our Investment Services program. Also, with the acquisition of Ripley National Bank, **Marsha D. Dyer** joined us as a Vice President and has proven to be a valuable addition to our EDP group. Finally, **Eric Braunlin** was named Vice President of Oak Hill Financial Insurance Agency and is leading our efforts in the property and casualty insurance arena.

There were several well-deserved management promotions within the company as well. At Oak Hill Banks, **Terry L. Franklin** and **Ronald G. Hayes** were promoted to Senior Vice President, **Lori A. Michael** was promoted to Regional Vice President, Vice President **Denise L. Brown** was named a Senior Branch Manager, and **Connie S. Hendren, Brian T. Moore**, and **Christopher T. Vaughan** were promoted to Vice President. In addition, Regional Vice President **Connie S. Freeman** was named Executive Director of Oak Hill Banks Community Development Corp. All of these individuals have been major contributors to our success.

# Officers

## OAK HILL FINANCIAL, INC.

John D. Kidd
*Chairman*

R. E. Coffman, Jr.
*President and CEO*

Ron J. Copher
*Executive Vice President, CFO, Secretary and Treasurer*

D. Bruce Knox
*Executive Vice President and CIO*

David G. Ratz
*Executive Vice President and CAO*

Scott J. Hinsch, Jr.
*Vice President*

Gail S. Wilson
*Assistant Secretary*

## OAK HILL BANKS

John D. Kidd
*Chairman*

R. E. Coffman, Jr.
*Chief Executive Officer*

Scott J. Hinsch, Jr.
*President*

Miles R. Armentrout
*Executive Vice President*

Ron J. Copher
*Executive Vice President and Secretary*

D. Bruce Knox
*Executive Vice President*

David G. Ratz
*Executive Vice President*

John L. Cornett
*Senior Vice President*

Daniel L. Dobbins
*Senior Vice President*

Terry L. Franklin
*Senior Vice President*

C. Dale Gahm
*Senior Vice President*

Jerry L. Gore
*Senior Vice President*

Ronald G. Hayes
*Senior Vice President*

Micheal W. Lander
*Senior Vice President*

Wayne B. Lindstedt
*Senior Vice President*

Fred K. Mavis
*Senior Vice President*

Joseph L. Michel
*Senior Vice President*

Timothy W. Brown
*Regional Vice President*

Gerald J. Cox
*Regional Vice President*

Jeffrey M. Doles
*Regional Vice President*

Connie S. Freeman
*Regional Vice President*

Lori A. Michael
*Regional Vice President*

Daniel E. Mooney
*Regional Vice President*

Jerald L. Post
*Regional Vice President*

Richard L. Stage
*Regional Vice President*

Joseph M. Adams
*Vice President*

Karen S. Adams
*Vice President*

David T. Brown
*Vice President*

Denise L. Brown
*Vice President*

Michael A. Comperchio
*Vice President*

Evan E. Davis
*Vice President*

Marsha D. Dyer
*Vice President*

Joseph R. Givens
*Vice President*

Connie S. Hendren
*Vice President*

Jason T. Henry
*Vice President*

Robert H. Huchison
*Vice President*

Pamela G. Jones
*Vice President*

Connie L. King
*Vice President*

Robert L. Lawson
*Vice President*

Jason W. Leyda
*Vice President*

Deborah M. Meyer
*Vice President*

Brian T. Moore
*Vice President*

Mikeal V. Mullins
*Vice President*

Laura E. Neale
*Vice President*

Christopher A. Vaughan
*Vice President*

Robert O. Ward
*Vice President*

Gail S. Wilson
*Vice President and Assistant Secretary*

Linda F. Bachtel
*Assistant Vice President*

Joseph A. Barlow
*Assistant Vice President*

David E. Barney
*Assistant Vice President*

Lea Anne Brown
*Assistant Vice President*

OAK HILL BANKS *(continued)*

Bruce A. Crabtree
*Assistant Vice President*

Sandra L. Crall
*Assistant Vice President*

Callie E. Duhl
*Assistant Vice President*

H. Mark Euler
*Assistant Vice President*

Melissa R. Gilliland
*Assistant Vice President*

Greta J. Hale
*Assistant Vice President*

Robert W. Hater
*Assistant Vice President*

Paula L. Henderson
*Assistant Vice President*

Cynthia L. Hepp
*Assistant Vice President*

Terri J. Huber
*Assistant Vice President*

Rebecca A. Hughes
*Assistant Vice President*

Melanie R. Isble
*Assistant Vice President*

David T. Kent
*Assistant Vice President*

Roger P. Mersch
*Assistant Vice President*

Terry R. Moore
*Assistant Vice President*

Shirley B. Moran
*Assistant Vice President*

Michelle L. Phillips
*Assistant Vice President*

Elaine R. Prater
*Assistant Vice President*

Karen S. Rapp
*Assistant Vice President*

Deborah L. Rhodes
*Assistant Vice President*

Clara G. Ridgeway
*Assistant Vice President*

Paula I. Ruble
*Assistant Vice President*

David R. Sassenger
*Assistant Vice President*

Gerald L. Schumacher
*Assistant Vice President*

Pamela K. Shaw
*Assistant Vice President*

Roxanne R. Swann
*Assistant Vice President*

J. Mark Swartz
*Assistant Vice President*

Margo V. Swisher
*Assistant Vice President*

Rhonda S. Welch
*Assistant Vice President*

Susie E. Adkins
*Internal Audit Officer*

Ed K. Cunningham
*Business Development Officer*

Rebecca J. Coleman
*Banking Officer*

Ann R. Dennison
*Banking Officer*

Alan K. Grauvogel
*Security Officer*

Ryan J. Hall
*Banking Officer*

Margaret L. Hartley
*Banking Officer*

Charlene V. Jacobs
*Banking Officer*

Deborah L. Montavon
*Banking Officer*

Tara A. Nerko
*Banking Officer*

Sheri L. Sturgill
*Banking Officer*

Rhonda L. Wasch
*Financial Controls Officer*

OAK HILL FINANCIAL
INSURANCE AGENCY, INC.

Brian D. Noble
*President and CEO*

Eric Braunlin
*Vice President*

Sharon L. Gahm
*Vice President*

Ron J. Copher
*Chief Financial Officer*

OAK HILL
TITLE AGENCY, LLC

Fred K. Mavis
*President and CEO*

Stephen L. Oliver
*Vice President*

Ron J. Copher
*Treasurer*

OAK HILL BANKS COMMUNITY
DEVELOPMENT CORP.

Scott J. Hinsch, Jr.
*President and CEO*

Connie L. Freeman
*Executive Director*

# Locations (all locations in Ohio)

OAK HILL FINANCIAL, INC.

14621 State Route 93, Jackson[1]

OAK HILL BANKS

505 Richland Ave., Athens

213 Columbus Rd., Athens[2]

4811 Cooper Rd., Blue Ash

1033 S. Main St., Centerville

49 E. Water St., Chillicothe

1470 North Bridge St., Chillicothe

27 Stoneridge Dr., Chillicothe

8620 Beechmont Ave., Cincinnati

5681 Rapid Run Rd., Cincinnati

1210 N. Court St., Circleville

2211 Lake Club Dr., Columbus[2]

660 Wessel Dr., Fairfield[2]

310 S. Main St., Franklin

500 3rd Avenue, Gallipolis

4928 State Route 125, Georgetown

5901 Hoover Rd., Grove City

120 Twin Oaks Dr., Jackson[1]

14621 State Route 93, Jackson[1]

300 E. Main St., Jackson

975 E. Main St., Jackson

100 Wal-Mart Dr., Jackson

399 W. Front St., Logan

6501 Mason-Montgomery Rd., Mason

717 Reading Rd., Mason[1]

115 W. Main St., McArthur

4421 Roosevelt Blvd., Middletown

201 S. Front St., Oak Hill

410 N. Front St., Oak Hill[3]

924 Gallia St., Portsmouth

307 State St., Proctorville

206 Church St., Richmond Dale

101 Main St., Ripley

715 W. State St., Trenton

109 N. Ohio Ave., Wellston

2331 Galena Pike, West Portsmouth

7920 Ohio River Rd., Wheelersburg

OAK HILL FINANCIAL INSURANCE AGENCY, INC.

135 E. Huron St., Jackson[1]

OAK HILL TITLE AGENCY

120 Twin Oaks Dr., Jackson[1]

OAK HILL BANKS COMMUNITY DEVELOPMENT CORP.

120 Twin Oaks Dr., Jackson[1]

*(1) Administrative office*
*(2) Loan office only*
*(3) Drive-thru only*

The common stock of Oak Hill Financial, Inc. (the "Company") is traded on the Nasdaq National Market System under the symbol "OAKF".

The high and low sales price for Oak Hill Financial common stock during each quarter of 2004 and 2003 is as follows:

| Quarter Ended | High | Low |
|---|---|---|
| 12/31/04 | $39.25 | $34.54 |
| 9/30/04 | 35.49 | 31.40 |
| 6/30/04 | 33.00 | 30.86 |
| 3/31/04 | 34.00 | 30.10 |
| 12/31/03 | 33.80 | 28.40 |
| 9/30/03 | 30.00 | 24.90 |
| 6/30/03 | 25.90 | 23.52 |
| 3/31/03 | 24.77 | 21.23 |

At February 25, 2005, the Company had approximately 2,300 stockholders and 5,566,304 shares of common stock outstanding.

DIVIDENDS

The ability of the Company to pay cash dividends to stockholders is limited by its ability to receive dividends from its subsidiaries. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks.

The Company declared the following quarterly cash dividends in 2004 and 2003:

| Quarter Ended | Dividend Per Share |
|---|---|
| 12/31/04 | $0.17 |
| 9/30/04 | 0.15 |
| 6/30/04 | 0.15 |
| 3/31/04 | 0.15 |
| 12/31/03 | 0.15 |
| 9/30/03 | 0.13 |
| 6/30/03 | 0.13 |
| 3/31/03 | 0.13 |

Future cash and stock dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations.

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed in writing to the Company's stock transfer agent:

The Registrar and
Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 456-0596

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Oak Hill Financial, Inc. will be held on April 12, 2005, at 1:00 p.m. at the Ohio State University Extension South District Office, 17 Standpipe Road, Jackson, Ohio (the Extension Office is located just off State Route 93, 1.7 miles south of Jackson).

ANNUAL REPORT ON FORM 10-K

A copy of Oak Hill Financial, Inc.'s annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request directed to:

David G. Ratz
Executive Vice President
Oak Hill Financial, Inc.
14621 State Route 93
Jackson, OH 45640
dratz@oakf.com

# Directors


R. E. Coffman, Jr.


Evan E. Davis


Barry M. Dorsey, Ed.D.


Scott J. Hinsch, Jr.


John D. Kidd


D. Bruce Knox


Candice DeClark Peace


Donald R. Seigneur


William S. Siders


H. Grant Stephenson


Neil S. Strawser


Donald P. Wood

designed by curran & connors, inc. / www.curran-connors.com




OAK HILL FINANCIAL, INC.

**Corporate Office**

14621 State Route 93, P.O. Box 688
Jackson, Ohio 45640
(740) 286-3283
www.oakf.com